Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following third-party letters were made available on Comcast’s website:

September 22, 2014

Marlene H. Dortch
Secretary
Federal Communications
Commission
445 12th Street, SW
Washington,
DE 20554

Re: MB Docket No. 1457

Dear Ms. Dortch:

On September 19 2000 I started Senior Issues ETC. as a local origination show with Jones Cable T.V. We were seen in three communities. The show clicked immediately because of the originality and we were the only senior show at that time. AT&T took over Jones Cable and turned us into a cable access show.

In 2002 Comcast which took over AT&T came in with a training program which included a training Manuel for certification.

I may be over 80 years old, but due to the support of companies like Comcast, I've stayed at the cutting edge of innovation in public access TV. My show, "Senior Issues Etc." has been run by and for senior citizens for over 14 years.

I respectfully urge your approval of the proposed Time Warner Cable – Comcast transaction so that every community, no matter how young or old, can connect and grow stronger with state-of-the art technology.

Public access TV fills a large gap in many communities' media landscape. It's easy to find national news with high-profile voices, but often hard to hear the great ideas of those only a few blocks away. That issue is even more pressing among our senior communities, who are often isolated due to physical and financial difficulties.

My team films and produces "Senior Issues" at Comcast's studio facility in Waukegan, IL. Comcast has also empowered our show by broadcasting our diverse voices to more than just Channel 17. They've helped give us the skills to develop our own website, editing, and graphics. We can be found on YouTube, an array of blogs, and even Patch.com.

l understand that the incredible opportunities we've seen at ''Senior Issues" are by no means unique throughout Comcast-served areas. We've heard about Comcast's commitment to spreading public access voices to emerging entertainment and news venues through online and on-demand programming.

We hope that approval of this transaction will bring those successful trials to communities closer by, including current Time Warner Cable markets. Through public access TV, some of our most dispersed and isolated communities can connect around shared visions and solutions. That includes citizens of all ages. Please approve this transaction to extend Comcast's commitment to the opportunities of those connections.

Our vision for the future has expanded greatly. We see ourselves as a pilot model which will connect and extend throughout the country using education to communicate and share for a fuller vital life. Comcast has been our vehicle to get there.

THE BEST IS YET TO COME

/s/ Vita Verden
Host Originator

My name is Ron Bill and I own and operate Ron Bill Auto Body and Priceless Car & Truck Rental in Monessen, Pennsylvania. Like most if not all small, privately-owned businesses, my business requires fast and reliable broadband connections in order to remain competitive in today's marketplace.

After many frustrations with my previous Internet service provider, I switched to Comcast Business about nine months ago. Since then, Comcast has delivered superior services that are faster, more reliable and more secure than those provided by my previous provider.

Specifically, Comcast Business makes possible the following business functions :

•
Online bidding at rental car auctions. Fast speeds are critical to ensuring my bids go through and that I can purchase rental cars at low prices. The costs I pay for my rental fleet directly impact the prices I charge to customers.

•	Developing and communicating repair estimates to potential clients in a timely fashion. Quick responses are important to attracting and retaining customers.

•	Receiving and downloading rental orders and inquiries from customers . Fast information flow is important to ensuring that my business is ready to serve a rental customer when they arrive.

•	Communicating via telephone with national rental car booking affiliates.

I have experienced first-hand the benefits that come with being a Comcast Business subscriber . As important as broadband is to our economy as a whole, I encourage the FCC to approve the Comcast-Time Warner cable transaction.

Ron Bill

August 25, 2014

Chairman Tom Wheeler
Commissioner Mignon Clyburn
Commissioner Jessica Rosenworcel
Commissioner Ajit Pai
Commissioner Michael O’Rielly
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman and Commissioners:

As President and CEO of the Hispanic Association on Corporate Responsibility (HACR), whose sixteen Coalition Member organizations come together for the inclusion of Hispanics in Corporate America, we celebrate Comcast’s commitment to helping us achieve that mission. I urge the Federal Communications Commission to take into high consideration Comcast’s positive record of diversity initiatives and community engagement in the Commission s decision to approve the proposed transaction between Comcast and Time Warner Cable.

Comcast has established itself as one of the top places for women and minorities to work as a result of the company’s Joint Diversity Council. Forty percent (40%) of Comcast/NBCUniversal’s promotions and hires into Vice President and above positions last year were people of color. Additionally, Comcast has increased the number of people of color at that leadership level by more than 30 percent.

Comcast has a record of encouraging the development and advancement of Hispanic and minority businesses. When it comes to procurement, Comcast has spent more than $3 billion on diverse contracts since 2011 and has been supportive of Latino procurement engagement.

Residents of communities currently served by Time Warner Cable would see a positive benefit from the diversity practices and community engagement by Comcast including philanthropic support for initiatives that benefit the Latino community in those local and regional areas.

As such, I ask that you factor in Comcast’s positive record on diversity and community engagement in the Latino community in the decision to approve the merger with Time Warner Cable. If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Cid D. Wilson

Cid D. Wilson
President & CEO

26 September 2016

Jeff Giles
Director, Comcast Hometown Network
Comcast-NBC Universal
3055 Comcast Place
Livermore, CA 94551

Dear Jeff:

For the past six years, I've been proud to broadcast 10 Percent, now the longest-running LGBT-themed TV show in California History. Comcast makes that possible. I don 't reach viewers just in my home city of San Francisco. Comcast Hometown Network carries my programming to San Francisco, Oakland, San Jose, our state capital Sacramento, Salinas, Monterey, Chico, Santa Maria and throughout the "Wine Country" and Northern California.

By combining my connections in the community and Comcast's reach through all-digital cable, we both can reach LGBT audiences- and those interested in our issues -not served by any other show in all of Northern California. So far, my staff and I have produced and aired more than 250 shows and reached more than 2 million subscribers. We've hosted regional politicians, the Governor of Hawaii, acclaimed author Armistead Maupin, international artists, activists and a number of regional and local advocacy groups.

The LGBT community has made a lot of progress in the last 25 years. We still have much more to do. We are able to move forward by partnering with community leaders and corporations to make our voices heard. Comcast has empowered me, many people like me, and audiences nationwide through its support of regional cable networks.

Comcast's commitment to innovation has led us to carry these voices further than ever before. Our program is now available On Demand, meaning that Comcast subscribers can watch when and where they want.

We've seen the transformative possibilities of what Comcast's commitment to innovation makes possible.  Please approve this transaction to transform shows and viewing audiences like ours in many regions.

Thank you for the opportunity.

Sincerely

/s/ David Perry

David Perry, Creator / Host, 10 Percent TV

September 25, 2014

Mr. Tom Wheeler, Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

On behalf of the Dauphin County Library System (DCLS), which proudly offers service to nearly 235,000 Central Pennsylvania residents from our eight library locations, I write to express support for the proposed merger between Comcast and Time Warner Cable.

Libraries have historically played a unique role in a community's character, providing a safe and fun place to further teaching and learning for patrons of all ages. And libraries have worked to remain relevant amid technology advances and to keep pace with changing community needs -- including harnessing technology as an important resource to those we serve.

Of course we still have books! But we've also moved forward, in accordance with our mission and with available technology innovations, to promote literacy and provide the resources necessary for information, education, and recreation. For example, among other services our branches offer free use of computers and wireless Internet access for those with personal mobile devices - an important resource for students and job seekers who may not have home-based broadband access.

We have been a Comcast Business customer since 2011. We use Comcast for our broadband Internet services at all of our locations . We have been very satisfied with the high-speed connectivity and reliable service that Comcast provides.

I write because Comcast has served us well with the technology tools we need, and the company has been an important contributor to the quality of life of the communities we serve. The merger with Time Warner will enable even more libraries to benefit from an excellent business partner that is also committed to the well-being of the community at large. It is my pleasure to urge your support of this transaction.

Sincerely,

/s/ Richard A. Bowra

Richard A. Bowra
Executive Director
The Dauphin County Library System

TO: Federal Communications Commission

DATE: September 26, 2014

RE: Comcast/Time Warner Merger (Proceeding # 14-57)

I write today as President of the Merrimack Valley Economic Development Council (MVEDC) to express my support for the proposed merger between Comcast and Time Warner Cable.

The MVEDC is a public-private partnership which includes business leaders and government officials in the 24 communities of the Merrimack Valley region of Massachusetts. Comcast has also shown itself to be a good corporate citizen, and it has made strong contributions to the Merrimack Valley area. Comcast has been a key supporter of the MVEDC's efforts for more than a decade. In addition to its active participation in our organization (a Comcast executive serves on our Executive Committee), the company donates its facilities and expertise each year by producing a video to promote the work of the MVEDC, focusing on individual communities in the region. Comcast also distributes the video on its Video on Demand system.

The MVEDC is also a business customer of Comcast Business at our office in North Andover.  We have been very impressed with the high-quality business services Comcast provides - far superior to our previous service provider. Broadband services are a primary engine for economic growth, and growth is best achieved through robust competition among firms. I believe that the Comcast/Time Warner Cable merger will make Comcast a stronger competitor in the business market, and that its service offerings can only be strengthened by the proposed merger. Beyond that, more robust competition will inure to the benefit not only of business customers, but to the overall economy. I am sure that Comcast's demonstrated commitment to the communities it serves will carry through to the new areas into which the proposed merger would allow Comcast to expand.

For these reasons, I encourage the FCC to approve the Comcast/Time Warner Cable merger.

Sincerely,

/s/ David A. Tibbetts

David A. Tibbetts, President

Kendall M. Wallace, Co-Chair
Vincent C. Manzi, Jr., Co-Chair

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

My name is Marco Gonzalez and I own and operate an integration solution service providing services to over 1000 users in the Texas area. I would like to take this opportunity to express the opportunities and benefits a Comcast and Time Warner Cable merger would offer integration service providers such as myself and my clients.

•
Cost – Affordable voice and data solutions are key to maintaining a competitive edge in today's environment regardless of industry or profession. The majority of our clients are healthcare providers and every day they are faced with increased costs and lower reimbursement for services. As a integration provider being able to offer my clients cost effective solutions is extremely beneficial not just for them but for the value we bring to our clients.

•
Integration – Integration services makes deployment and management of communications significantly easier and more efficient. Our cost to clients is based on resource utilization and complexity of environment. When we can simplify the environment and minimize the resource utilization we conserve resources and thus save our clients money.

•	Footprint – The increased foot print of Comcast after the merger would allow us to integrate more solutions to our clients outside of the Comcast region and thus provide more opportunities for sales.

•	Management – Comcast management and resources have always been very helpful and easy to use. The expansion of this management philosophy to TWC would only benefit everyone.

Thank you for the opportunity to express my opinion on the benefits of the Comcast and TWC merger. If you have any questions or comments please feel free to contact me at 832-347-8200.

Sincerely,

/s/ Marco V. Gonzalez

Marco Gonzalez

September 24, 2014

Mr. Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

On behalf of the Queens Chamber of Commerce and its more than 1,000 members and member organizations, I write to you today in support of the proposed merger between Comcast and Time Warner Cable. The Queens Chamber has been representing businesses in Queens and those doing business in Queens for more than one hundred years. Our mission is to promote economic growth and growth opportunities across the borough.

As technology continues to change the way we communicate and interact with one another, it is important that entrepreneurs in Queens and throughout the city are able to access the latest innovations to enhance their interactions with customers. We have every reason to believe that the proposed merger between Time Warner Cable and Comcast will help small businesses in Queens as they continue to play an important part of our economy.

We have been talking about the lack of access of broadband, particularly in boroughs other than Manhattan, since 2012, when the Center for an Urban Future came out with a report titled New Tech City. After speaking with many tech companies, they discovered that it was hard for them to find a place to work because in areas where the rent was less expensive, such as Queens, the buildings did not have adequate access to the internet.

While there is more broadband access now than there was in 2012, it still remains a problem for small businesses to receive acceptable service. In other cities, Comcast has not only brought internet access to places which previously had no broadband, but also improved it in areas that already did. In places where Comcast has brought internet access to homes and small businesses, these communities received up to 270 megabytes per second, up from 85 megabytes per second, helping to enhance what restaurants, barber shops, and doctors offices are able to accomplish.

It should also be added that if this merger is approved, Comcast will not be the only provider in the city. Millions of residents have cable and internet providers that are not Time Warner Cable, and Comcast will only be able to serve those residents if those residents decide to change their service.

We believe that the merger between Time Warner Cable and Comcast will enhance small businesses in Queens capabilities and help ensure a strong and growing economy. There is a digital divide in this City and it has been detrimental in attracting and retaining business. We truly believe this merger will help alleviate that problem.

Sincerely

/s/ Jack Friedman

Jack Friedman
Executive Director

September 24, 2014

Mr. Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler,

On behalf of the Greater West Chester Chamber of Commerce in Pennsylvania, I am writing to express our strong support of the Comcast-Time Warner Cable transaction. The Chamber is a leading business organization focused on helping local businesses to make effective community and business contacts.

Our membership consists of nearly 700 large and small businesses, including retailers, corporations, professionals, and restaurants, as well as community and non-profit organizations and educational institutions in Chester County, Pennsylvania.

We serve the business interests of our members, many of whom are Comcast Business customers and rely on the company's broadband services, which are critical to their day-to-day operations. West Chester is home to many regional businesses with operations spanning Pennsylvania, New Jersey, and New York. Thus, an expanded Comcast service footprint will better serve these regional businesses with enhanced, seamless connectivity to support their multi-state operations.

Further, Comcast has a longstanding history of supporting our regional business community through its active participation in Chamber activities. For example, local Comcast employees have served on our Board of Directors for many years, bringing a wealth of knowledge to our programs. Comcast Spotlight also sponsors and supports Chamber events, such as the Iron High Twilight Criterium, one of the top pro bicycle races on the East Coast.

Moreover, Comcast is a large employer in Chester County, employing numerous residents in our local communities. Thus, a stronger Comcast will boost our local economy and will be good for our region.

I am confident that Comcast will deliver the same, if not greater, level of service and commitment to new markets throughout the country if given the opportunity. Accordingly, I urge you to approve the proposed transaction.

/s/ Mark Yoder

Mark Yoder
President
Greater West Chester Chamber of Commerce

9.24.14.

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

As the Chief Operating Officer of TierPoint's Philadelphia location, formerly known as Philadelphia Technology Park, I hope that the FCC will approve Comcast's proposed deal with Time Warner Cable.

We are conveniently located in South Philadelphia's Navy Yard location, and we attract businesses in the greater Mid-Atlantic region to satisfy their data center needs for high-density power, high-capacity fully redundant cooling, unmatched physical security, and carrier-neutral bandwidth options. Comcast linked to our facility nearly two years ago, providing an additional competitive option for us and making it easier for us to provide service in new markets. We believe that Comcast is a big part of our growth for the future.

Comcast's high-performance, fiber optic network, along with their bandwidth services and routes, is now available to the clients we serve. Comcast has proven to be a reliable partner to us in serving our customers, and we rely on Comcast's Internet Transport offering for our own enterprise needs. We believe that, as Comcast expands its business services network, customers will benefit from a stronger competitor in the marketplace.

I hope you will approve Comcast's transaction with Time Warner Cable so we - and businesses across the combined company's footprint - can take advantage of Comcast's enterprise services and the economies of scale this deal will enable.

Corey Blanton
443-677-4612
COO

September 24, 2014

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

I am the Superintendent of Schools for the Diocese of Harrisburg in Pennsylvania. Both in terms of academic instruction and communications with and among our schools, Comcast Business has been an important business partner to the Diocese. This letter is intended to express support for the proposed Comcast/Time Warner Cable transaction.

Established in 1868 and located in Central Pennsylvania, the Diocese of Harrisburg encompasses 97 parishes and missions, covering 15 counties and 7,660 square miles. We educate over 11,000 students in 41 schools in that area.

A strong communications infrastructure helps us to achieve our mission. We currently subscribe to services from Comcast Business and are impressed with the speed and efficiency of service.

We utilize a Wide Area Network via Comcast that connects many of our schools.

This network allows us to integrate the latest and emerging technologies seamlessly into the curriculum in order to provide greater breadth and depth to the existing educational program.

We have been able to expand the educational program through the use of technology in order to meet the needs of the learners within Diocese of Harrisburg schools. The use of technology has helped our schools to enhance critical thinking and problem solving skills and to provide equitable and extensive hands-on experiences with instructional technologies for learners of all ages.

The WAN has enabled us to deliver educational content and business services as well as to provide a means to share and access information for students, teachers and administrative staff through the use of the Internet, Intranets, and other services provided by the WAN.

We appreciate your consideration of our views and hope that the FCC keeps this in mind as it reviews the Comcast/Time Warner Cable transaction.

Sincerely,

/s/ Livia Riley

Livia Riley
Superintendent of Schools
Diocese of Harrisburg

To Whom it May Concern:

As the Chief Executive Officer of Helping Hands Transportation Services, LLC, I am pleased to share my view that the Federal Communications Commission should approve Comcast’s proposed acquisition of Time Warner Cable.

Helping Hands is based in Goodlettsville, TN, a suburb of Nashville.  We provide non-emergency transportation services for the mentally and physically impaired within Middle Tennessee.

Helping Hands is a customer of Comcast Business for Internet, phone and TV, and we are very happy with the services we receive – including the customer support we receive from the company.  For a small business like mine, it is very important to have more than one choice among communications service provider; competition means better prices and better attention from the provider.  I believe Comcast has delivered on that front.  I believe this deal will make Comcast a stronger company and a better competitor in our market as a result.  Based on my experience, I would not hesitate to recommend Comcast Business services to companies now located in Timer Warner Cable areas.

Thank you for taking my views into account as you review this transaction.

William Walker

September 24, 2014

Mr. Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

We, Manhattan Chamber of Commerce representing over 10,000 members and subscribers, are writing to the NY Public Service Commission to urge approval of Comcast’s proposed acquisition of Time Warner Cable systems throughout the state.

To remain a global business capital, New York must aggressively encourage public and private investment in a first class infrastructure that provides greater connectivity and accessibility. This merger will do just that.

Comcast's broadband networks are, simply put, faster and more robust than those currently available in the Empire State today. In other markets, Comcast provides speeds as high as 505 Mbps to homes and, more importantly, multi-Gigabit capacity for businesses that can be tailored based on need. Comcast has pledged to invest hundreds of millions of dollars annually to bring any system it acquires in this transaction up to these industry-leading standards. This means that in the near future our state will benefit from a full-scale communications infrastructure upgrade at no cost to taxpayers or utility rate payers. In our view, this is far too good an opportunity to pass up.

While the state has many important infrastructure needs, the continued development of robust and ubiquitous broadband and wireless connectivity is paramount for the growth-sector economy.

This merger is an exciting opportunity and will support efforts to maintain New York State as the center of innovation while permitting state and local governments to focus limited resources on improving other infrastructure priorities.

We again urge the Commission to approve this transaction.

Sincerely,

/s/ Nancy Ploeger

Nancy Ploeger
President

September 24, 2014

Mr. Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Mr. Tom Wheeler:

We write today, as the Coalition for Queens, to offer our support for the proposed transaction between Comcast and Time Warner Cable and highlight the ways that it would strengthen the communities and economy of our borough.

Comcast has promised to invest millions of dollars in developing and upgrading the broadband networks in Time Warner markets such as New York City. This investment give small businesses and community organizations the tools they need to flourish.  Bringing the latest cutting-edge technology to Queens will provide a significant boost to overall welfare.

It is not just the technological investment that attracts us to the proposed merger; the promise of greater community investment and the introduction of industry-leading programs such as Internet Essentials is exciting too. Their program will also compliment Access Code, our tech education initiative. Research shows that nearly 75 percent of New York's school children would be eligible for Internet Essentials program- we clearly need all the help we can get. This transaction would be a step in the right direction towards a future in which everyone has the opportunity and ability to get online.

Thank you for your time and I hope you take our perspective on the proposed acquisition under serious consideration when making your decision.

Sincerely,

/s/ David Yang

David Yang
Coalition for Queens

Via Electronic Filing

September 23, 2014

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554 Re:

MB Docket No. 14-57

Dear Mr. Wheeler,

It is a pleasure to write this letter in support of the merger between Comcast and Time Warner Cable ("TWC"). Since 2006, SOMOSTV LLC has been a leader in Hispanic US television, both as a producer of original content and a distributor of programming produced by others. Our flagship networks "ViendoMovies" and "Semillitas" reach millions of US homes every day, and we pride ourselves on having the best understanding of the Hispanic TV market and its audience.

With that background in mind, the combination of Comcast and TWC does not appear to do anything but offer companies like SomosTV opportunities to grow as Comcast's partners. The reason is simple: No company has been a better partner to independent and diversity programmers in this country than Comcast.

Comcast was the first company to offer our "ViendoMovies" movie channel an opportunity to enter the market, for example and now we have relationships with all major US cable and satellite distributors. To me, expanding Comcast's footprint to new territories will only bring that same positive, pro-diversity approach to more viewers and communities. For SOMOSTV it means we can reach more viewers; for Hispanic audiences, it means access to the most vibrant lineup of Spanish language and culturally relevant channels and programming in the United States. We are pleased to be among the many Latino programmers in that line-up.

Comcast has also innovated by creating the first Latina-focused programming bundle or tier - 'Xfinity Latino' - and has been a leader in actively using its on-demand and online platforms to provide outlets for diversity programmers seeking an initial toehold from which to grow.

Some complain the new company will reach too many Hispanic audiences. But that criticism does not make sense to anyone with experience in the business. If the transaction is approved, the new company will simply reach the exact same Hispanic households that Comcast and TWC separately reach today - and so will all of the other multichannel TV distributors (like DISH and DirecTV) who serve their own Latino subscribers today. No critic of the transaction has been able to explain how simply changing the cable provider that serves current TWC households would harm Hispanics or limit Latino programmers' opportunities.

From my perspective, independent programmers and the viewers who depend on them have a lot to gain if this transaction is approved.

Thank you for considering my views.

Sincerely,

/s/ Jose Antonio Espinal
SomosTV LLC
By: Jose Antonio Espinal
Title: Chief Operating Officer

September 23, 2014

Chairman Tom Wheeler
Commissioner Mignon Clyburn
Commissioner Jessica Rosenworcel
Commissioner Ajit Pal
Commissioner Michael O'Rielly

Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler and Commissioners:

I write to the FCC today in support of Comcast's proposed merger with Time Warner Cable. Action Chemical is a full service national distributor of quality janitorial supplies and equipment, office supplies and furniture, safety products, maintenance supplies, floor equipment, paper products and disposable clothing, located In Memphis, Tennessee. We have been in business since 1994, and we have Fortune 500 strategic partners that enable us to distribute nationally.

We currently use Comcast for our broadband services. As you might imagine, as a national distributor, having fast, reliable Internet Is critical to our operations. We have been impressed with the services we've received from Comcast Business, both In terms of speed and quality. We also appreciate the fact that receiving service through Comcast Business has lowered our monthly bill by $200 and has allowed us to Increase our Internet speeds.

As you know, the business world today is totally dependent on the Internet. If this merger Is approved, more businesses will have access to Comcast's suite of business offerings, which I have no doubt will help with the speed and efficiency of their operations as it has ours. If this merger is approved, Comcast will be capable of Investing more in Its technology and driving competition In the business market even more. Businesses will benefit from these advances, to the benefit of their customers.

Much of the focus In this docket been on the impact this proposed merger will have on residential access to broadband. As the FCC considers this transaction, we hope you will keep businesses' needs in mind as well.

/s/ Charles E. Barnes

September 23, 2014

Marlene H. Dortch
Secretary
Federal Communications Commission
445 12th Street, SW
Washington , D.C. 20554

RE: MB Docket No. 14-57

Dear Ms. Dortch:

My name is Roberta Markbreit. People here in Skokie, Illinois, know me and my husband, Jerry, as more than just neighbors. They recognize us as television personalities and community members interested in making their voices heard.  Comcast's support for public access television in our community makes that a possibility, and we believe that Comcast's merger with Time Warner Cable offers the same possibilities for other public access programmers elsewhere.

Jerry and I have been producing shows for twenty-seven years. We each bring special talents to the studio. His former career as an NFL Referee gives him a wealth of expertise on our show, "Talking Sports." I bring my past skills as a high school English teacher and journalist to my interview show, "Contempo." We have always enjoyed speaking with our guests, be they from Skokie or further afield. Channels and shows like ours have been able to carry these conversations much further, thanks to Comcast's innovation.

That is why we support the Comcast-Time Warner Cable transaction. Comcast has been a fair and constant supporter of PEG in our community and we believe that they will support PEG (public, educational, and government) TV in other communities that value local programming as well.

Sincerely,

Roberta Markbreit

To Whom it May Concern:

September 23, 2014

The Camden County Regional Chamber of Commerce, one of the five largest chambers in the Delaware Valley, is pleased to recommend approval of the proposed merger between Comcast and Time Warner Cable.

We serve as a business resource to over 700 member companies in New Jersey's Camden, Burlington, and Gloucester Counties and the Greater Philadelphia market.  Comcast is not only a major employer on both sides of the Delaware River, but an active participant in the business community. It’s Business Class products and services are key technology options for the small and mid-size businesses that make up more than 80% of local businesses. Their competitive products, efficient internet access services and active community presence are valuable components in our local economy. The proposed merger should serve to strengthen their ability to expand that product/service line with the related economic development and job growth that would result.

In our capacity as a regional chamber of commerce it is also notable that Comcast's infrastructure investments, which have increased competition in the phone and Internet markets, have been important in expanding choices for small business owners. Packages under $100/month for small offices (our chamber is one) have been critical during the revenue challenged periods of our recession.

We believe that this merger will add options, not reduce them, and deliver key benefits for man y small and regional businesses. We encourage you to approve the merger without delay.

Sincerely

Arthur C. Campbell
President/CEO Camden
County Regional Chamber of Commerce

Federal Communications Commission
Proceeding Number: 14-57

September 23, 2014

To whom it may concern:

The Montgomery County Chamber of Commerce ("MCCC") is a business membership and advocacy organization located in the Maryland suburbs of Washington, D.C. Our 500 members operate in a diverse, innovation-driven local business environment that is well known for its focus on technology. We have subscribed to Comcast Business for several years, and I write to support Comcast's proposed acquisition of Time Warner Cable.

MCCC's mission is to help its members succeed and to advocate for a vibrant regional economy. We offer a broad array of business development opportunities to members and serve as an advocate to federal, state and local officials on matters relevant to business and the economic health of our local communities. The tech-focused interests of our area are reflected in many of our events, including forums focused on health IT, green business practices, and global trade.

Comcast Business provides service to MCCC, for both Internet and video services. We have been very pleased with their services, which are critical to our daily engagement with members and our communications with policymakers.

Comcast has demonstrated a spirit of community involvement that enriches the areas it serves. We expect that Comcast will continue to be a good corporate citizen here in Montgomery County and bring a similar level of good corporate citizenship to the Time Warner Cable areas if this transaction is approved.

We appreciate your consideration of our views as you consider this transaction.

Sincerely,

/s/ Georgette Godwin

Georgette “Gigi" Godwin
President and CEO

Atlanta September 24th, 2014

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No 14-57

Dear Chairman Wheeler and Commissioners Clyburn, Rosenworcel, Pai and O'Rielly:

On behalf of Castalia Communications and its programming holdings, including Mexicanal, I write to express my support for the proposed merger of Comcast and Time Warner Cable. In my experience as both a distributor and a creator of independent programming, I believe that some of the criticisms from opponents of the deal related to its potential impact on minority-owned programmers have been overstated.

I founded Castalia in 1991 after experiencing for myself the challenges of introducing cable and broadcast programming and products to foreign markets. I wanted to help programmers with all of the services they would need to get a foothold, whether it was foreign programmers seeking distribution here in the U.S. or domestic content looking to reach international audiences. Castalia helps produce television programming, provides sales and marketing for international television networks, and acts as an independent distributor of television content. We have developed relationships with dozens of the largest television companies worldwide.

Comcast continues to play an instrumental role in increasing access to content owned by, operated by and targeted toward Hispanics. The company has had, and continues to refine, an industry-leading plan to reach the Hispanic audience. In addition to its proven track record of investing heavily to make room for independently-owned and minority-focused networks, Comcast created the first-ever mainstream bundled offering focused on our community, Xfinity Latino. That platform has created an opportunity for new programmers to enter the U.S. market and enables content aggregators like Castalia to more efficiently bundle programming networks together to reach a broader audience.  And Comcast has raised the bar for distribution of Hispanic-focused content networks by making much of this programming available not just on linear cable but through video on-demand, online and on mobile apps.

A few opponents to the transaction have suggested that the combined reach of Comcast and Time Warner Cable would give the new company significant leverage against unaffiliated Hispanic-focused programming, specifically noting that the company already owns networks such as Telemundo and mun2 and would have incentive to act as a gatekeeper for programmers seeking to reach Hispanic audiences. But this analysis paints an incorrect, monolithic picture of the Hispanic audience, which like any other demographic consists of varied interests and requires diversity of content to adequately serve it. (In fact, it would be odd for anyone actively engaged in serving the U.S. Latino programming marketplace to seriously claim that the Spanish-speaking market is monolithic, for many of us have spent years explaining that we reflect many different national and cultural backgrounds.)  In my view, Comcast would not have launched an entire programming tier aimed at this audience segment if it intended to limit the amount of content available to that audience; that would not be a very attractive product for consumers.

Rather, experience has shown me that Comcast is very serious about seeking out high-quality content for the Hispanic audience from a range of sources. The company was an early carriage partner for Mexicanal, a channel Castalia helped create to target Mexicans living and working in North America. Since 2008 Comcast has made Mexicanal available on linear, on-demand and eventually online to its subscribers. It has helped to launch new networks owned by and focused on Hispanics, such as El Rey, that offer content that appeals to an entirely different niche of the broader audience. I expect that Comcast will continue this trend given the growing competition from competitors like AT&T, Verizon, Google, Dish, DirecTV and countless online-only offerings that offer distribution alternatives with broad geographic reach.

For these reasons, I support this transaction and hope that the Commission votes to approve it. I am happy to provide further comment at your request; thank you for considering my point of view.

Sincerely,

/s/ Luis Torres-Bohl

Luis Torres-Bohl
President

September 24, 2014

Mr. Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheller:

The Partnership for New York City represents the city's business leadership and its largest private sector employers. We work together with government, labor and the nonprofit sector to promote economic growth and maintain the city's position as a global center for commerce and innovation. Through our investment fund, the Partnership contributes directly to projects that create jobs, improve economically distressed communities and stimulate new business creation.

The Partnership supports the proposed merger between Comcast and Time Warner Cable, which will bring the benefits of Comcast's industry-leading technologies to millions of New Yorkers.

New York is one of the most highly competitive telecommunications markets in the country. Global cities require up-to-date, well maintained and resilient infrastructure, including power, telecommunications and transportation. To remain a global business capital and a highly livable city, New York must aggressively encourage public and private investment in a first class infrastructure that provides greater connectivity and accessibility. This merger will do just that.

Comcast is a leader in initiatives to expand accessibility to Wi-Fi and improve speed and access for home and business customers. Comcast has increased internet speeds available to its customers 12 times in the past dozen years. It has invested tens of billions of dollars in its networks across the country, a trend that will continue here in the New York region. According to the FCC and industry sources, Comcast's broadband speeds are consistently higher than Time Warner Cable's-an advantage that New York customers are looking for, particularly our fast-growing technology sector.

Comcast has said that it would be prepared to build upon its successful program for broadband adoption by extending its industry-leading broadband adoption and digital literacy programs to low-income subscribers in acquired systems. Comcast is also prepared to extend its best-in-class diversity program to Time Warner Cable systems, covering diversity in employment, supplier diversity, programming diversity, and community investment diversity. As New York City looks to its future in the new economy, it is vital that we work to close the digital divide, and these Comcast programs would be significant assets.

While the city has many important infrastructure needs, the continued development of robust and ubiquitous broadband and wireless connectivity is paramount for the growth-sector economy. This merger is an exciting opportunity and will support efforts to maintain New York as the center of innovation.

We again urge the Commission to approve this transaction.

Sincerely,

/s/ Kathryn Wylde

Kathryn Wylde
President &CEO

September 24, 2014

Mr. Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler,

The Association for a Better New York (ABNY) is an organization that promotes the effective cooperation of public and private sectors to improve life for all New Yorkers. On behalf of ABNY, I am writing in support of the merger between Time Warner Cable and Comcast. As outlined at the many public hearings that have been held on the topic, this merger will create a world-class media and technology company that will provide superior service to customers, and continue to deliver on the requirements set forth in the city's cable franchise agreement.

ABNY recently published a study on the tech ecosystem in New York City which found that increasingly, all companies are becoming tech companies, and there's no doubt that the media industry is at the forefront of that shift. As consumers require more robust networks and increased broadband capacity to run their businesses, do their jobs and enjoy their entertainment, our city's infrastructure requires significant new investment.

We believe that the proposed merger will result in increased capital investment in the infrastructure that serves New York City, and we encourage Time Warner and Comcast, as their new combined entity, to be creative and diligent in deploying their capital to better reach all parts of the city. But there is no doubt that the combined entity's scale and other efficiencies will free up capital to reinvest in infrastructure and otherwise benefit both enterprise and consumer customers. And because Comcast and Time Warner's customer footprints don't currently overlap, we believe there is no increased competition in the market, and we hope that the spotlight of this transaction will serve to increase customer service.

In short, we believe that a combined Time Warner Cable and Comcast entity will provide benefits to customers in New York City and to the city as a whole and we support the merger as outlined in the public presentations.

Sincerely

/s/ Jennifer Hensley

Jennifer Hensley

Reply Comments of

International Center for Law & Economics

&

Professors and Scholars of Antitrust and Telecommunications Law and Economics

In the Matter of

Applications of Comcast Corporation, Time Warner Cable Inc., Charter Communications, Inc. and Spinco to Assign and Transfer Control of FCC Licenses and Other Authorizations

MB Docket No. 14-57

September 23, 2014

The International Center for Law & Economics (“ICLE”) and nine independent professors and scholars of law and economics file these comments to address general merger review issues and certain specific concerns that were raised in some of the Comments and Petitions to Deny filed in this proceeding .

Joining ICLE in filing these comments are (institutions provided for identification only):

•	David Balto, Former Policy Director of the Bureau of Competition of the Federal Trade Commission

•	Donald J. Boudreaux, Professor of Economics, George Mason University

•	Henry N. Butler, Foundation Professor of Law, George Mason University

•	Richard A. Epstein, Laurence A Tisch Professor of Law, New York University

•	Thomas A. Lambert, Wall Chair in Corporate Law and Governance, University of Missouri

•	Roslyn Layton, Fellow, Center for Communication, Media and Information Technologies, Aalborg University

•	Geoffrey A. Manne, Executive Director, International Center for Law & Economics

•	Scott E. Masten, Professor of Business Economics and Public Policy, University of Michigan

•	Michael E. Sykuta, Associate Professor of Economics, University of Missouri

I.           General Responses

A.	Merger Specificity

The FCC’s inquiry is limited to the proposed merger’s likely effect on the public interest .1  But many of the comments in opposition to the merger take issue with various aspects of the marketplace for residential broadband and video as it exists today.  Indeed, much of the criticism seems leveled at decisions made decades ago with regard to cable franchising . But those criticisms, whether valid or not, do not speak to whether – against the backdrop of the relevant markets as they exist today and are likely to exist in the near future – the merger of Comcast and Time Warner Cable (“TWC”) is in the public interest. Among many other things, for example, the Comments of the American Antitrust Institute urge the FCC to consider the issue of network neutrality in reviewing the merger.2  But there is nothing merger-specific about net neutrality, and

1 See, e.g., Applications of Cellco P’ship d/b/a/ Verizon Wireless & SpectrumCo LLC and Cox TMI, LLC for Consent to Assign AWS-1 Licenses, Memorandum Opinion and Order and Declaratory Ruling, 27 FCC Rcd. 10698 ¶ 89 (2012); AT&T-BellSouth Order ¶ 56 n.154; Applications for Consent to the Transfer of Control of Licenses and Section 214 Authorizations by Time Warner Inc. and America Online, Inc., Transferors, to AOL Time Warner Inc., Transferee, Memorandum Opinion and Order, 16 FCC Rcd. 6547 ¶  6 (2001).

2 Comments of the American Antitrust Institute, In the Matter of Applications of Comcast Corp. and Time Warner Cable Inc. for Consent to Transfer of Licenses and Authorizations, MB Docket No . 14-57.

consideration of that issue (other than as a potentially relevant aspect of the market backdrop) is wholly inappropriate for merger review.

Merger review is not the proper place to address broad, industry-wide issues that are not specific to the proposed merger. Instead of focusing efforts on trying to address these issues for only a single company through merger review, the FCC would better serve the public interest by addressing such industry-wide issues, if there are any, through the policymaking it is already engaged in or has the authority to engage in . For example, at the same time the FCC is reviewing the proposed merger, it is also engaged in an open Internet rulemaking. As part of this rulemaking, the FCC has hosted roundtables and received over three million public comments.  Any rules made as a result of these proceedings will apply industry wide and will address many of the non-merger-specific issues raised by merger detractors. It is far preferable that, to the extent further regulation is necessary, that regulation applies equally to all market participants, which ensures a level playing field .

The remainder of the non-merger specific issues raised, if they in fact are issues of concern at all, will likely be resolved through increased competition. It is clear that both video and broadband are rapidly changing and dynamic markets. Over the next several years, emerging competitors like OVDs in video and mobile wireless and accelerated upgrades to VDSL/VDSL2 in broadband are likely to transform these industries, solving many of the current market structure issues that some commenters contend exist. The proposed merger must be evaluated in the context of th is ever-increasing competition. Currently, there are several competing technologies that can be used to connect consumers with the Internet and provide video services.  These technologies include fiber, wireless, satellite, and ADSL/VDSL.  The FCC should be focusing its efforts on forward looking policies to increase investment and deployment of these technologies by competing companies instead of trying to resolve non-merger specific problems through its power of merger review.

In addition to isolating and addressing only those issues that are merger-specific, the FCC should also properly attribute and consider merger-specific benefits. On top of the efficiencies mentioned below that flow from extending the benefits of Comcast’s vertical integration with NBC-Universal (“NBCU”) to TWC, there are several merger-specific efficiencies the FCC should take note of:

•	Benefits from increasing economies of scale

•	Increased bargaining power (insofar as it exists) against inputs that hold market power

•	Improved governance structure

The transaction will bring significant scale efficiencies in a marketplace that requires large, fixed-cost investments in network infrastructure and technology. Before either Netflix or Comcast even considered using the Internet to distribute Netflix’s video content, Comcast invested in the technology and infrastructure that ultimately enabled the Netflix of today. It did so at enormous cost (tens of billions of dollars over the last 20 years) and risk. Absent Comcast’s broadband infrastructure investments we would still be waiting for our Netflix DVDs to be delivered by snail mail, and Netflix would still be spending three-quarters of a billion dollars a year on shipping.

The ability to realize returns-including returns from scale-is essential to incentivizing continued network and other quality investments. The cable industry today operates with a small positive annual return on invested capital (“ROIC”) but it has had cumulative negative ROIC over the entirety of the last decade. In fact, on invested capital of $127 billion between 2000 and 2009, cable has seen economic profits of negative $62 billion and a weighted average ROIC of negative

5 percent.3 Meanwhile Comcast’s stock has significantly underperformed the S&P 500 over the same period and only outperformed the S&P over the last two years. The prospect of expanding economies of scale through this merger and then utilizing that to drive greater capital investment will ensure that this investment continues to accommodate the next transformative innovation in broadband and the content it delivers.

While, contrary to some commenters’ assertions, one cannot conclude the Comcast will have increased bargaining power simply because of increased size,4 it is not clear that this increased bargaining power would harm competition in any event. In fact, increased bargaining power from the newly merged entity on the MVPD-side may help it achieve better position against programmers who have considerable market power themselves. In the current market, major programmers may have considerable bargaining power. For instance, when TWC and CBS engaged in a serious dispute that led to a blackout of CBS content for about a month, TWC lost big: a staggering 306,000 customers in the third quarter of 20141 which comes out to about 3% of TWC’s entire subscriber base. Additionally, the increased cost of cable over time is mainly attributable to the ever-increasing costs of programming.5  The average programming cost per video subscriber for the top three cable providers increased from $24.15 in 2008 to $34.06 in 2012.6

A reduction in programmers’ bargaining power vis-a-vis distributors could allow distributors to better hold prices down. The highly competitive video distribution market would ensure that any fall in programming costs will flow eventually to consumers. In other words, the greater bargaining position of the merged Comcast-TWC entity could eventually allow consumers to receive programming at lower prices.

Procompetitive justifications aren’t just about scale, they’re also about governance. The integration between Comcast and TWC would bring Comcast’s vertically integrated structure to TWC’s distribution network, giving the combined entity greater ability to coordinate with programmers, and to use intellectual property and various other forms of intangible business

3 Larry Dignan, Broadband Networks: Returns on Invested Capital Stink, SEEKING ALPHA (Dec. 23, 2010), http://seekingalpha.com/article/243441-broadband-networks-retums-on-invested-capital-stink.

4 See MARK M . BYKOWSKY, ANTHONY M . KWASNICA, & WILLIAM W. SHARKEY, HORIZONTAL CONCENTRATION IN THE CABLE TELEVISION INDUSTRY: AN EXPERIMENTAL ANALYSIS (June 2002), available at http://transition.fcc.gov/Bureaus/OPP/working_papers/oppwp35.pdf.

5 See Robert Gessner, Programming Costs Drive Cable Bills Higher, TVNEWSCHECK (Mar. 14, 2014), http://www.tvnewscheck.com/article/74809/programming-costs-drive-cable-bills-higher/page/1 (“Clearly, both the network owners and content providers can claim their product has improved significantly over the years. But, that’s not the point . The question still is which of the two elements is contributing more to the increase in consumer cost. It is clear from this analysis that the cost of the network has risen by about 3.3% per year for the past 35 years, adding about $16 per month overall. Program content has risen by about 17.6% per year during that same period, adding almost $44/month overall.”).

6 SNL KAGAN SPECIAL REPORT, U.S. MULTICHANNEL SUBSCRIBER UPDATE AND PROGRAMMING COST ANALYSIS (June 2013), available at http://go.snl.com/rs/snlfinanciallc/images/SNL-Kagan-US-Multichannel-Subscriber-Update-Programming-Cost-Analysis.pdf.

know-how (management, R&D, etc.).7  Institutional knowledge about programming and its distribution from NBCU and its incorporation by Comcast (and TWC via the merger) can improve management’s ability efficiently to distribute programming and to engage with other programming entities.

It is important to remember that what generally motivates these mergers is not the incentive to engage in anti -competitive conduct, but rather a belief by the managers and owners of one company that they can do better managing another company than its current managers can.8  In the normal course there are at least two types of constraints on managers of companies: competition in product markets and the market for corporate control .  If a manager is doing a bad job in head-to-head competition with another firm, his company is not going to be earning sufficient revenue. The manager may get booted . Meanwhile, the market for corporate control brings the takeover threat to bear on inefficient management, as well. Comcast undoubtedly looks at TWC’s relatively poor performance as a potential growth opportunity – a way to increase its revenue (over the company’s purchase price) by improving its existing business model and operating the firm more efficiently than its current managers can. While direct competition might accomplish this in a typical market, because head-to-head competition in cable is so difficult (as is well known, Comcast and TWC don’t overlap in any markets) the best way for Comcast to bring the benefits of its better management to TWC’s consumers is by directly imposing its better management practices on TWC through merger. The FCC shouldn’t foreclose any of the avenues by which improved performance can be brought to TWC’s customers and shareholders.

B.	Market Definition

Several commenters focused on the increased market share of the combined Comcast-TWC entity and argued that this allows a monopoly at the national level. Aside from the fact that big is not necessarily bad, this analysis has created confusion about the relevant market for analysis.  Several commenters, in particular, focused on AT&T-MediaOne as the relevant precedent.  But that case, involving a merger from 2000 in which the FCC actually did not find a competitive issue nor analyze the relevant market for broadband or the geographic market, is inapposite.9

Since year 2000, there FCC has had significant experience with broadband . ln more recent cases dealing with the ISP broadband marketplace, the FCC has found that the relevant market for analysis is local.10  In these cases, the FCC found that the broadband market is competitive,

7 See generally Enghin Atalay, Ali Hortaçsu & Chad Syverson, Vertical Integration and Input Flows, 104 AM. ECON. REV.1120 (2014).

8 See generally Henry G. Manne, Mergers and the Market for Corporate Control, 73 J. POL. ECON. 110 (1965).

9 See In the Matter of Applications for Consent to the Transfer of Control of Licenses and Section 214 Authorizations from MediaOne Group, Inc., to AT&T Corp., Docket No.99-251 (Jun. 5, 2000), available at http://transition.fcc.gov/mb/att_m1.html at ¶ 16 (“We find it unnecessary to determine in this proceeding whether a distinct broadband Internet access market exists.”).

10 See, e.g., In the Matter of Applications for Consent to the Transfer of Control of Licenses and Section 214 Authorizations by Time Warner Inc. and America Online, Inc., to AOL Time Warner Inc., Docket No. 00-30 (Jan. 11, 2001), available at http://transition.fcc.gov/Bureaus/Cable/Orders/2001/fcc01012.pdf, at ¶ 74 (“The relevant geographic markets for residential high-speed Internet access services are local. That is, a consumer’s choices are limited to those companies that offer high-speed Internet access services in his or her area, and the only way to obtain different choices is to move. While high-speed ISPs other than cable operators may offer service over different local areas (e.g., ADSL/VDSL or wireless), or may offer service over much wider areas, even nationally (e.g., satellite), a and when there is little or no geographic overlap among ISPs that seek to merge, then there is no reduction in competition.11  The FCC should continue this reasoned analysis and reject “national broadband share” as a meaningful metric: the relevant market is a local one. Because Comcast and TWC largely do not compete in local markets, this merger does not reduce competition in the relevant markets.

If anything, the MediaOne case actually illustrates the dangers of agency hubris. No one can predict with certainty how markets will develop, especially when the “perennial gale of destruction” blows.12  The DOJ required AT&T to divest MediaOne’s interest in Road Runner broadband Internet access service to resolve antitrust concerns.13  At the time, AT&T owned a controlling interest in Excite@Home, then the largest provider of broadband Internet access, with Road Runner the second largest. The DOJ’s fear was that, without this divestiture, the merger would have had an anticompetitive effect on the emerging broadband market.

However, the DOJ’s real concern about Excite@Home and Road Runner wasn’t about the high-speed Internet service itself, but about the “aggregation, promotion, and distribution of broadband content”14 on the walled-garden platforms that those two entities offered directly.  But the business model that DOJ was concerned about proved to be short-lived: Excite@Home went bankrupt in 2001, and the walled garden-approach of AOL and others is no longer dominant among ISPs. Similarly, in 2005, Blockbuster looked so dominant in home video that the FTC barred it from acquiring Hollywood Video. Now the entire brick-and-mortar video rental industry has all but disappeared, while streaming services like Netflix, Hulu, and Amazon Instant Video have proliferated. How can regulators accurately predict the competitive effects of a merger in a world where technology moves so fast that whole industries can disappear in a few years’ time?

 (continued...)
consumer’s choices are dictated by what is offered in his or her locality.”) (emphasis added).

11 See, e.g., In the matter of Applications for Consent to the Transfer of Control of Licenses from Comcast Corporation and AT&T Corp., to AT&T Comcast Corporation, Docket No. 02-70 (Nov. 13, 2002), available at https://apps.fcc.gov/edocs_public/attachmatch/FCC -02-310A1.pdf, at ¶ 153 (“Comcast and AT&T Broadband largely compete in separate geographic markets, and, to the extent their service areas overlap, we find no material increase in concentration that would raise the potential of competitive harm.”) (emphasis added); id. at ¶ 128 (consumers’ choices “limited to those companies that offer high-speed Internet access services in his or her area.”) (emphasis added); In the Matter of AT&T Inc. and BellSouth Corporation Application for Transfer of Control, Docket No. 06-74 (Dec. 29, 2006), available at https://apps.fcc.gov/edocs_public/attachmatch/FCC-06-189A1.pdf, at ¶ 114 (“As the Commission has previously found, high-speed Internet access services, as distinct from narrowband services, constitute a relevant product market for purposes of determining the effects of a proposed merger on the public interest. The Commission also has found previously that the relevant geographic markets for residential high-speed Internet access services are local. We believe that both of these market definitions remain appropriate for the purpose of our public interest analysis.”) (emphasis added).

12 See JOSEPH SCHUMPETER, CAPITALISM, SOCIALISM, AND DEMOCRACY (1942).

13 See United States v. AT&T Corp., and MediaOne Group, Inc., Case No. 1:00CV01176 (May 25, 2000), available at http://www.justice.gov/atr/cases/f4800/4842.pdf.

14 Id.

C.	Vertical Integration- What Did We Learn from Paramount?

One set of benefits that must be considered are those arising from TWC’s customers being able to take advantage of the vertical integration of Comcast-NBCU as a result of the merger.15  The benefits of vertical integration include:

•	Reduction in service-specific transaction costs16

•	Increased content production

•	Elimination of double marginalization

•	Increased incentives for investment in infrastructure

•	Likely pass-through of lower prices and higher quality video programming to consumers

Studies have consistently found that vertical integration in the cable industry does not harm consumers, and, often, has substantial benefits for them.17  And as we noted in our Comments in this proceeding, the merger changes little overall in terms of incentives for vertical foreclosure: Comcast currently has no ownership interest in the vast majority of programming it distributes — and it eagerly distributes it and it makes its own content widely available for distribution by competitors. Nothing about the proposed merger will change any of that. The combination of TWC’s distribution networks with Comcast’s NBCU content does not appreciably increase Comcast’s content holdings, but it does bring the benefits of a more vertical structure to more subscribers. The Paramount18 decision’s effect on the movie industry is a real world example from which we can learn the negative effects that vertical disintegration can have on consumer welfare.

15 2010 FTC & DOJ Horizontal Merger Guidelines §10.0 (“The Agencies will not challenge a merger if cognizable efficiencies are of a character and magnitude such that the merger is not likely to be anticompetitive in any relevant market.”); § 4.24 of Non-Horizontal Merger Guidelines (“An extensive pattern of vertical integration may constitute evidence that substantial economies are afforded by vertical integration. Therefore, the Department will give relatively more weight to expected efficiencies in determining whether to challenge a vertical merger.”)

16 2010 FTC & DOJ Horizontal Merger Guidelines § 10.0 (“incremental cost reductions may reduce or reverse any increases in the merged firm’s incentive to elevate price”).

17 See, e.g., Christopher Yoo, Comments on Comcast-NBCU Merger, Before the FCC, MB Docket No. 10-56,at 32-33 (“Most empirical studies that have assessed the welfare impact of vertical integration in the cable industry have similarly found that vertical mergers do not harm and likely benefit consumers or are ambiguous. Only one study (by Ford and Jackson) found that vertical integration in the cable industry reduced consumer welfare, and that was by a mere $0.60 per cable subscriber per year, an amount that a recent survey of the empirical literature on vertical integration conducted by four members of the FTC staff termed ‘miniscule.’”).

18 See United States v. Paramount Pictures, 334 U.S. 131 (1948) (landmark case restricting block-booking and forcing major movie studios to divest themselves of their movie theater chains).

Paramount limited the ability of movie studios, the content creators, to vertically integrate with theaters and to bundle their various films. This decision led to a marked decrease in the quantity of content.

[One of the most] noticeable trend[s] is from 1950 to 1955, when output share from the seven majors, excluding United Artists, fell by nearly 30 percent.... After 1951, the year by which all studios had spun off their theatre holdings, output of the major studios dropped significantly and rental rates rose accordingly. Although this reaction had beneficial results for the independent producers, the increase in rental prices severely worsened the plight of exhibitors” and consumers.19

Transaction costs explain this reduction in consumer welfare. Vertical integration reduced both ex ante costs from negotiation and ex post costs from monitoring. As studios lost control over distribution, they “became more uncertain about revenues, [and] their discount rates went up ... Thus, transaction cost increases meant supply contracted, which led to market excess demand and rising rental rates.”20  Essentially, the studios could only afford to produce the most profitable content, thus curtailing the quantity of content produced.

Similarly, transaction costs in the cable market are high because licensing content is complicated.21  The process of licensing the MGM library presents a tangible example of this largely unseen complexity. The sticker price of the revenue from licensing rights to content, content which is already in existence and fully completed, is a misleading figure, as it had to be split with others who had rights in the titles. Each title had its own contractual terms governing payments to partners, talent, guilds, and third parties. Just making these payments entailed issuing more than 15,000 checks per quarter. Not only d id titles have different pay-out requisites, but their future revenue stream depended on factors specific to each movie, such as the age of its stars, its topicality, and its genre.  To evaluate the library, Viacom [a prospective licensee] assigned a team of fifty of its most experienced specialists to evaluate how much each and every title would bring on over a decade. The Herculean job took the team two months. 22

Reduced transaction costs, a benefit of vertical integration, are very likely to facilitate an increase in the sort of high-value programming that consumers desire. A drama with high production- value or a documentary that requires extensive research is expensive to create and, therefore,

19 Gregory M. Silver, Economic Effects of Vertical Disintegration: The American Motion Picture Industry, 1945 to 1955 16-17 (London School of Economics Working Paper No. 149/10) (“This sharp drop in output illustrates one of the most interesting ironies of Paramount: that many of the typical characteristics of a restrained market became more apparent in the industrial organisation after divorcement than before it. M.A. Adelman, a prominent MIT economist of the 1950s stated that the signs of a controlled market ‘are not size, or agreement, but restricted output, higher prices, and excess capacity.”‘).

20 ld. at 19.

21 Gregory L. Rosston, An Economic Analysis of Competitive Benefits from the Comcast-NBCU Transaction (May 4, 2010) (“There are many issues to resolve and agree upon, including the ability of the content provider to determine the amount and type of content that will be made available under certain conditions, the level of restrictions on licensing content to other distributors and for other services, most favored nation (“MFN”) clauses, required marketing efforts by the parties, rights over the sale of advertising, release timing for programming, quality of programing, and many other factors.”).

22 EDWARD J. EPSTEIN, HOLLYWOOD ECONOMST 2.0: THE HIDDEN FINANCIAL REALITY BEHIND THE MOVIES (2012), section 865.

becomes more risky as the licensing becomes less certain. A vertically integrated firm can reduce that risk by increasing the certainty of licensing, making the production and distribution of that content more likely and at a lower cost.23 The FCC should embrace these benefits of extending vertical integration to TWC customers. Extending the licensed content of Comcast-NBCU could reduce the risk involved for the new merged entity in creating new content.

Another reason a cable operator may want to own content is to reduce the costs of obtaining it. Program networks generally charge cable operators license fees on a per-subscriber, per month basis. But a cable operator can eliminate these costs by owning the channel.24  This procompetitive effect is called the elimination of double marginalization-and it often leads to lower prices for consumers. The same effect arises when licensing films for distribution, either in theaters or on television:

Along the metaphoric road of getting movies to the greater public, the studios act as the toll collector. The major studios collect this toll in the form of a distribution fee not only on the movies that they produce and finance but on other people’s movies that they distribute. No matter how well or badly a movie fares at the box office, no matter how much money outside investors have sunk into it, the studio takes its cut from the gross emanating from the box office, the video store, and the television stations.25

Myopic focus on Comcast’s carriage decisions misses the larger questions about incentives for greater content production and whether new content can reach consumers. Preventing the

23 Rosston, supra note 21 (in reference to Xfinity Fancast TV: “Developing such new platforms requires risky, business- specific investment...Comcast has incurred significant upfront and ongoing expenditures for its new distribution platforms... However, expenditures such as these may be profitable only if sufficient content is available now and in the future at arm’s length terms without protracted delay. While Comcast has made significant investments in developing new delivery platforms, it will have a greater incentive to make these investments (and make them sooner) when it expects to have more efficient access to sufficient quality and variety of content...Content providers, however, also need to ensure that new revenue streams will provide the financial support necessary to justify the large investments that are required to create high-quality, professionally produced programming before they risk undercutting established revenue streams by allowing their content to be delivered over new distribution platforms.”); see also Gregory L. Rosston & Michael D. Topper, Response to Comments and Petitions Regarding Competitive Benefits and Advertising Competition, In the Matter of Applications of Comcast Corporation, General Electric Company, and NBC Universal Inc. for Consent to Assign Licenses or Transfer Control of Licensees, MB Docket No. 10-56, at 2 (July 21, 2010), available at http://www.comcast.com/nbcutransaction/pdfs/REDACTED%20Rosston-Topper%20Reply%20Report%20-%2oFINAL.pdf [hereinafter Rosston & Topper, Response to Comments] (“Comcast’s track record demonstrates that it significantly increases programming investments in its networks that it controls.”).

24 Hazlett, Vertical Integration in Cable Television: The FCC Evidence 5 (GMU Law Studies, Oct. 19, 2007), available at http://arlingtoneconomics.com/studies/vertical-integration-in-cable-television.pdf (“Firms that create or purchase inputs would be expected to employ these internal assets over external purchases, given transactional efficiencies available. In cable TV, for instance, program networks routinely charge cable operators license fees on a per-subscriber, per-month basis. These charges result in each additional subscriber costing more to the operator.  Such marginal costs can be eliminated, however, by owning the channel.”).

25 EPSTEIN, supra note 22, at section 1055.

combination of content and distribution26 could lead to fewer opportunities for independent programmers to reach cable TV audiences because it could reduce incentives for cable operators to invest in infrastructure,27 thereby reducing the incentive to invest in valuable content which relies on distribution. In addition to the cable operator, other content producers are likely to benefit from these capacity expansions. These investments are what lead to expanded channel capacity in the first place.28 One scholar described this process as a virtuous circle in which

Cable TV systems invest in program networks [and] they simultaneously invest in complementary assets ... Better content improves the value of distribution conduits, just as improved transport facilities make cable programming more valuable. Hence, if cable operators see profits available from making new programming available, they enjoy incentives to build additional capacity (adding channel slots to cable infrastructure) in order to realize those returns. Other content producers are likely to benefit because the capacity expansions are likely to benefit more than just the cable operator. Given economies of scale and scope in capacity upgrades, an operator expanding its distribution network for some of its own programming can simultaneously add capacity to deliver much more.29

A related way vertical integration can be pro-competitive is by increasing incentives for innovation.  The evidence suggests that when a company is vertically integrated, it is easier to bring innovative products to market more quickly. Comcast’ sown development is informative:

[H]istorical adoption patterns of video on demand (VOD), DVD day-and-date release, Fancast Xfinity TV, and advanced advertising demonstrate that the launch and expansion of these products took longer than expected or necessary because of limits on the quantity, quality, and variety of content that was available to Comcast. There is no claim that the launch and delivery of new offerings was possible without vertical integration; rather, the critical point is that vertical integration can accelerate the launch and expansion of new products, services, and platforms, and increase experimentation.30

26 For example, by blocking or placing unnecessary conditions on the proposed merger because of vertical foreclosure concerns.

27 It is important to note that Comcast has invested more in infrastructure than TWC has, which is likely due, at least in part, to incentives from past vertical integration. See DIANA G. CAREW & MICHAEL MANDEL, U.S. INVESTMENT HEROES OF 2013: THE COMPANIES BETTING ON AMERICA’S FUTURE 10 (Sept. 2013), available at http://www.progressivepolicy.org/wp-content/uploads/2013/09/2013.09-Carew-Mandel_US-lnvestrnent-Heroes-of-2013.pdf.

28 Hazlett, supra note 24, at 9 (“Again, any evidence of favoritism exhibited by cable TV operators towards their own programming must be evaluated in the light of these market outcomes. Even where favoritism may exist, and cannot be explained by production or transaction cost efficiencies, dynamic efficiencies may well result.  These occur where operators, partly in response to economic incentives offered by the lack of regulation, undertake to expand channel capacity. As seen currently, the dominant share of the capacity created by cable operators is allocated to unaffiliated program networks.  Hence, the net effect of the incentives in place is to facilitate entry by non-MSO basic cable channels.”).

29 Id. at 6.

30 Rosston & Topper, Response to Comments, supra note 23; see also id. (“In fact, DirecTV’s example of Comcast gaining access to Sony/MGM content demonstrates this point ... Comcast was unable to use contractual means along to overcome these frictions and had to participate in Sony’s purchase of MGM to reach an agreement for VOD rights to Sony and MGM content. This access to content allowed Comcast to create ‘Free Movies’ category on VOD.”).

Vertical integration with NBCU and other content providers may allow the new combined Comcast-TWC entity to bring innovative products like these to the market much quicker and to more consumers because of a reduced concern about risk.31

Finally, it is important to note that discussions of likely efficiencies from vertical integration are not purely academic. Consumers receive a pass-through rate of approximately 50% once the reduced price and increased investment in product and infrastructure are taken into account.32  In his analysis of the 2002 AT&T-Comcast transaction, Howard Shelanski (among other things, former Chief Economist at the FCC) stated:

The case for pass-through efficiencies is compelling for a firm that faces competition, particularly competition as vigorous at that in the MVPD market...Reductions of the direct costs of procuring programs will result in both a lower cost per-program for subscribers and in an increased number of programs being made available to subscribers...Efficiency gains from the merger may also be passed through to consumers in a less direct way through increased investment in network upgrades and the development and deployment of innovative services.33

D.           Foreclosure

High market share alone, without foreclosure, raises little antitrust or public interest concerns.34  This is particularly true in markets characterized by technological innovation, multidimensional competition and economies of scale. As Harold Demsetz has put it:

[o]nce perfect knowledge of technology and price is abandoned, [competitive intensity] may increase, decrease, or remain unchanged as the number of firms in the market is

31 NBCU Comments, UK Competition Commission, http://www.competition-commission.org.uk/assets/competitioncommission/docs/pdf/inquiry/ref2010/movies_on_pay_tv/pdf/universal_response_to_issues statement.pdf (“The current exclusive supply arrangements are usual and typical in other geographic markets, and considered by NBC Universal to be the most efficient way to optimise returns and protect the value of content to customers and consumers in subsequent windows, which is particularly important given the significant financial investments and risks involved in movie production. Any change to the nature of these arrangements, even if it were possible, would create uncertainty and threaten to jeopardise the number and quality of films produced by NBC Universal.”).

32 Rosston & Topper, Response to Comments, supra note 23.

33 Mark Israel and Michael L. Katz, The Comcast/NBCU Transaction and Online Video Distribution (May 4, 2010) (FCC ECFS Filing), available at http://ecfsdocs.fcc.gov/filings/2010/05/04/6015593666.html

34 E.g., United States v. lnternational Harvester Co., 274 U.S. 693 (1927) (“The law ... does not make the mere size of a corporation, however impressive, or the existence of an unexerted power on its part, an offense, when unaccompanied by unlawful conduct in the exercise of its power.”).

increased .... [l]t is presumptuous to conclude ... that markets populated by fewer firms perform less well or offer competition that is less intense.35

Under the classic economic model, the prospect of monopoly profits encourages new entrants and new entrants drive down prices to competitive levels. It is true that barriers to entry exist in video and broadband. However, these barriers to entry are due to the substantial cost of entering into business and are not due to the exercise of market power by existing players. And despite these high costs, entry is occurring and Comcast has little ability to restrict it. The merger will not change this because this new entry and competition are coming from other technologies like satellite and wireless. Examining this intermodal competition is useful in determining foreclosure because while cable companies generally do not overlap in service areas, other technologies, like fiber, often compete with cable companies for the provision of broadband and video services.

Take the competition for the provision of broadband Internet services. From 2009 to 2013 the market share measured by technology for residential connections of at least 3 mbps download speed saw a drop in cable’s market share from 74% to 66%.36

	2009		2010		2011		2012		2013
	Jun	Dec	Jun	Dec	Jun	Dec	Jun	Dec	Jun
Total Fixed	31,161	36,844	39,037	41,769	45,263	47,427	53,070	59,828	65,041
Cable	23,025	27,548	29,398	30,742	32,321	32,693	35,583	41,561	43,061
%	74%	75%	75%	74%	71%	69%	67%	69%	66%

This same time period saw ADSL/VDSL connections roughly triple from 4.9 million to 14.4 million, fiber to the premises connections over double from 3.2 million to 6.5 million, and satellite connections go from o to 788 thousand.37  Perhaps the greatest technology success story is mobile wireless Internet, which saw its connections of 3 mbps and higher grow from a mere 196 thousand to almost double that of cable at 72 million.38

The market for MVPD services tells a similar story. From 2010 to the end of June 2012, total cable MVPD subscribers decreased from 59.8 million to 57·3 million.39  During this same time period, satellite based MVPDs increased their subscribers from 33.4 million to 34 million and telephone based MVPDs increased their subscribers from 6.9 million to 8.6 million.40  And these figures do not take into account consumer shifts to OVD services.41

35 Harold Demsetz, The Intensity and Dimensionality of Competition, in THE ECONOMICS OF THE BUSINESS FIRM: SEVEN CRITICAL COMMENTARIES 137,140-41 (1995).

36 Internet Access Services: Status as of June 30, 2013 at 9, FCC (June 2014), available at https://apps.fcc.gov/edocs_public/attachrnatch/DOC-321829A1.pdf.

37 Id.

38 Id.

39 15th Annual Report on Video Competition at 14-16, FCC (July 22, 2013), available at https://apps.fcc.gov/edocs_public/attachmatch/FCC-13-99A1.pdf.

40 Id. at 61-62.

41 Id. at 62-63.

The transaction will also not give Comcast MVPD monopsony power. The merged company’s national MVPD market share will remain below 30% after the divestitures. Two court decisions and subsequent market developments like OVDs make clear that 30% market share is not sufficient to increase Comcast’s bargaining power vis-à-vis programmers to allow Comcast to foreclose/exert bottleneck power over programmers. The FCC’s Office of Plans and Policy (“OPP”) conducted experiments that support these court findings.42  The OPP found that an MVPD’s bargaining power did not differ substantially whether it served 27% of the market or 51% of the market.43  Based on these findings, Comcast would need much more market share than the merger provides in order to increase its bargaining power to the extent necessary to threaten harm, and, in any event, it is far from clear that increased bargaining power would actually harm consumers, particularly if it means lower program acquisition costs.  The OPP numbers also support the conclusion that Comcast will not gain sufficient bargaining power to be at a significant advantage over its horizontal competitors.

Likewise, there are minimal concerns of foreclosure of non-affiliated programming by a vertically integrated Comcast. While there is evidence of exclusion in the market for distribution, exclusion is minimal at best. Economist Tanseem Chipty finds that “[o]perators who own premium services offer, on average, one fewer premium service and one to two fewer basic services than do other operators.”44 This is hardly the type or degree of harm that drives critic’s concerns. On the contrary, the evidence suggests a vibrant marketplace, with a growing number of successful participants. The number of top-twenty networks owned by cable operators dropped from 41% to 27% from 1992 to 2005.45 At the same time, there was a dramatic increase in the number and proportion of unaffiliated cable networks.46 “It is unlikely that, were cable operators using vertical integration to foreclose independent rivals from accessing consumers (viewers and subscribers), unaffiliated programmers would launch hundreds of new channels during this period.”47

Even assuming critics are correct and a vertically integrated distributor would want to restrict the availability of content, one should still recognize the limitations imposed by the marketplace.  Now, more than ever, there is little reason that networks and other content owners must rely on

42 Mark M. Bykowsky, Anthony M. Kwasnica, & William W. Sharkey, Horizontal Concentration in the Cable Television Industry: An Experimental Analysis (OPP Working Paper Series, July 2002), available at http://transition.fcc.gov/Bureaus/OPP/working_papers/oppwp35.pdf.

43 Id.

44 See Tasneem Chipty, Vertical Integration, Market Foreclosure, and Consumer Welfare in the Cable Television Industry, 91 AM. ECON. REV. 428,429 (2001).

45 Hazlett, supra note 24, at 13 (“In 2005, just 27% of the twenty most profitable cable TV program networks were owned by cable TV operators ...This represents a substantial decline in the level of vertical integration exhibited in earlier years. In 1992, for example, cable operators owned 41% of the top twenty program networks.”). This trend has continued as Comcast, DirecTV and others have sold interests in several cable TV program networks in the past few years. See In the Matter of Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Fifteenth Report, Appendix B-1 (Jul. 19, 2013), available at https://apps.fcc.gov/edocs_public/attachmatch/FCC-13-99A1.pdf#page=189.

46 Id. at 7 (“[T]he overall number of cable TV networks has expanded from 106 in 1994 to 531 in 2005. During this time, cable-owned networks increased from 56 to 116. In other words, non-cable networks were about 33% fewer than cable-owned channels in 1994; by 2005, they were about 400% greater.”)

47 Id.

cable for distribution. And where there is more than one MVPD provider, networks can choose among them. If a content owner does not find the prices for traditional distribution appealing, it can use other distribution outlets. Among these are self-distribution online and online distribution through another outlet, such as Hulu or Netflix.

A common fear is that vertical integration will kill “independent” programming . However, it is unclear what is meant by “independent.” If it means “not affiliated with a distribution network,” this amounts to an unjustified preference for ABC’s “The Bachelor” (owned by Disney) over NBC’s “The Biggest Loser” (owned by Comcast). If it means “not affiliated with a network,” this amounts to an unjustified preference for “Wheel of Fortune” (started by Merv Griffin) over CBS’s “The Price is Right.” Both “The Voice” on NBC and “Survivor” on CBS were developed by the same independent producer—Mark Burnett. It seems extremely unlikely that Comcast would refuse to distribute “Survivor,” or forego the licensing fees and withhold “The Voice” from competing distributors. The complex incentives of the marketplace make it impossible to draw simplistic conclusions, as so many of the commenters challenging the merger seek to do. And in any event, there is no reason to think the proposed merger will have any harmful effect in this regard.

Related to these points, and responsive to claims from Netflix and others that Comcast has the incentive to foreclose a competitive threat from new distribution sources, the facts suggest otherwise. For example, TiVo, which makes digital video recording and streaming products, filed comments in support of the merger. As TiVo notes,

Over the course of the past several years, Comcast has partnered with TiVo to enable the provision of Xfinity On Demand to TiVo Premiere and TiVo Roamio customers in all of Comcast’s current markets .. .. By integrating Xfinity on Demand, TiVo is able to provide its customers with a unique offering of being able to search for content across linear and video-on-demand cable services, as well as Internet-delivered services such as Netflix, Hulu Plus, YouTube, and more. This deployment demonstrates that providing retail devices with the full array of pay TV content can be achieved in innovative ways that do not undermine pay TV operators’ business models.48

Particularly as more and more content and access move to Internet-based distribution, it is difficult to square Comcast’s efforts to bolster TiVo’s competitive offerings with claims that it is working to subvert, say, Netflix or Roku. Instead, both TiVo and Netflix offer alternative products to some of Comcast’s offerings, but are also current complements. There is no clear incentive to subvert them and, more importantly, absolutely nothing about this merger that would increase whatever incentives Comcast may have to do so.

This point was addressed directly by the FCC in its review of the Adelphia/Comcast/Time Warner merger in 2006.49  In response to claims from Free Press that the merger would give the companies incentive to “block their customers’ access to non-affiliated providers of VoIP (such as Vonage) and video programming competitors (such as TiVo or Netflix),”50 the FCC noted that

Commenters and petitioners do not offer evidence that Time Warner and Comcast are likely to discriminate against Internet content, services, or applications after the proposed

48 TiVo, Comments on Applications of Comcast Corporation, Time Warner Cable Inc., Charter Communications, Inc. and Spinco to Assign and Transfer Control of FCC Licenses and Other Authorizations, MB Docket No. 14-57 available at http://apps.fcc.gov/ecfs/document/view?id=7521817200.

49 Adelphia Order, MB Docket No. 05-192.

50 Id. At ¶  213.

transactions are complete; nor do they explain how the changes in ownership resulting from the transactions could increase Time Warner’s or Comcast’s incentive to do so.

The same is true today, and the complete absence of evidence tying any purported discriminatory incentives to the proposed transaction speaks volumes.

II.           Specific Responses

A.	Concerns Over Vertical Arrangements

Many commenters seem committed to re-litigating the Comcast/NBCU merger. To the extent that there are vertical concerns from the previous NBCU deal, they are addressed in that consent order and solving them will be as simple as extending the consent order to TWC.51  Indeed, the commenters do not point to any episodes where Comcast has used NBCU content in an anti-competitive fashion.

Concerns of whether an OVD can gain access to Comcast owned content are overstated. The NBCU consent order addresses this issue. According to the FCC order,

[f]or any Online Video Programming that any C-NBCU Programmer licenses to any Affiliated or non-Affiliated MVPD for online display, the C-NBCU Programmer shall provide that Online Video Programming at fair market value and on non-discriminatory prices, terms and conditions to any other MVPD for online display.52

In the consent decree with the Department of Justice, Comcast is bound to a wide range of terms requiring Comcast to make Comcast owned content available of comparable programming on economic equivalent terms to OVDs.53 In addition, any agreements Comcast has with production studios concerning the distribution of video programming must contain either a grant of a right to provide the content to OVDs or the retention of the right for the production studio to provide the content to OVDs.54

Every OVD has challenges involved in gaining access to the content necessary to make their services attractive to consumers. Each OVD has responded to this need for content in different ways. Netflix has created its own award winning shows like House of Cards and Orange is the New Black. OVDs like Drama Fever and Crunchyroll license foreign produced content and subtitle it for domestic consumption. Other OVDs, like YouTube, allow users to generate their own content. OVD Twitch.tv grew from a website which allowed users to broadcast themselves playing videogames over the lnternet55 to a website that covers gaming events, features videogame related shows, broadcasts star video game players, and allows ordinary users to broadcast themselves playing videogames.56 Twitch.tv currently has over 60 million visitors per

51 Their extension should be seen as a pro-competitive benefit of this merger.

52 FCC 11-4 at 122

53 Modified Final Judgment at 9-14, United States et al v. Comcast Corporation et al, No. 1:11-cv-00106 (2013).

54 Id. at 16.

55 Casey Newton, TwitchTV’s hook is giving game players an audience, SFGATE (Dec. 17, 2011), http://www.sfgate.com/business/article/TwitchTV-s-hook-is-giving-game-players-an-audience-2411088.php.

56 All About Twitch, TWITCH, http://www.twitch.tv/p/about.

month57 and has concurrent viewership that rivals cable networks.58 Twitch.tv was just purchased by Amazon for $970 million.59 While, as discussed above, Comcast is legally required and financially incentivized to provide much of its content to OVDs, it seems that the concern over OVDs general access to content is also overstated . OVDs have had great success in originating and distributing new content and will continue to do so post-merger.

B.	Concerns About Internet Interconnection

 The key points that should be noted at the outset are that Internet content providers have multiple ways to deliver their traffic to any ISP, including Comcast, and that the vast majority of those paths are in highly competitive markets. These alternative paths include the transit providers, settlement-free peering partners and CDNs, as well as direct connections with ISPs themselves. At the same time, Internet content providers have always paid to deliver their traffic to ISPs, whether Comcast or any other ISP.

Comcast has publicly stated that there are several thousand such commercial transit delivery relationships, over 40 settlement-free peering partners and numerous such CDN delivery relationships.  And, taking the transit market as an example to examine the highly competitive nature of these different paths to deliver traffic to Comcast, transit prices available to Internet content providers have fallen by a remarkable 99.94% on a price per Mbps basis since 1998.60  The availability of these multiple alternative avenues to deliver traffic to Comcast, and the ready availability of access to a transit market where prices have been falling precipitously, together firmly constrain Comcast’s ability to set prices for direct connections. Critics who claim that this merger will enable Comcast to leverage its greater market share to foreclose Internet content providers, or act as a “bottleneck,’ are conveniently ignoring the existence of this constraint on Comcast’s pricing freedom.

To the extent that any questions remain about the operation of these commercial arrangements, they are not merger-specific. In fact, the merger will not change the interconnection arrangements that already exist in the market.

In addition to appreciating the fact that Comcast’s bargaining power is constrained for the reasons noted, it is also important to appreciate that the bargaining power of Internet edge providers is not nearly as insignificant as some critics would claim. At the outset, we must recognize that edge providers come in all shapes and sizes; one size does not fit all. Some, like Netflix, generate an overwhelming percentage of traffic and are driving the exponential growth in traffic. Others, which make up the vast majority of the Internet, create far less volume. Meanwhile, in addition to generating a large share of the traffic and driving the increase in the overall volume

57 Id.

58 Twitch: We compete with cable networks, CNN, http://edition.cnn.com/video/data/2.0/video/business/2014/09/03/qmb-twitch-ceo-emmett-shear-intv.cnn.html

59 Ryan Mac, Amazon Pounces On Twitch After Google Balks Due To Antitrust Concerns, FORBES (Aug. 25, 2014), http://www.forbes.com/sites/ryanmac/2014/08/25/amazon-pounces-on-twitch-after-google-baIks-due-to-antitrust-concerns/. In earlier comments professors stated that Twitch was being purchased by Google. This was incorrect, the deal with Google was not closed due to antitrust concerns and Amazon purchased Twitch instead.

60 See Internet Transit Prices - Historical and Projected, DR. PEERING INTERNATIONAL, http://drpeering.net/whitepapers/lnternet-Transit-Pricing-Historical-And-Projected.php.

of traffic, many of the big players, like Netflix and Google, have their own backbone and CDN networks, as well.

Post-merger, the bargaining power of smaller edge providers will not be affected at all. That’s because those small edge providers (who happen also to be the vast majority of participants in the Internet edge ecosystem) will be able to choose from the multitude of choices in a highly competitive market to deliver their Internet content to Comcast. In fact, in the vast majority of the cases, these Internet edge providers will not have any direct bargaining relationship with Comcast at all because they will continue to deliver traffic to Comcast through transit, settlement-free peering or CDN partners of Comcast.

Further, the fact that there is no persistent or serious congestion at peering links into Comcast – as has been clearly established by independent research by David Clark of the Massachusetts Institute of Technology61 – means that these Internet edge companies are able to deliver their content without any hindrance, with or without this merger. As a result, there is little reason to believe that the merger’s increased national broadband market share will affect the bargaining power- or the characteristics of content delivery – of small edge providers.

Meanwhile, post-merger, the bargaining power of the small number of edge providers that generate vast amounts of traffic will not be affected either. That’s because in addition to the existence of the multitude of alternative highly competitive paths to deliver traffic to Comcast discussed earlier, these large edge providers will also be able to leverage the high demand for their Internet content among Comcast’s broadband subscribers, as well as their enormous traffic volumes, to negotiate at least on even terms with a merged Comcast.

On the first issue of leveraging their popular Internet content to drive bargaining power in their favor, there is no better example than the case study of the Time Warner Cable and CBS dispute discussed earlier. That dispute clearly showed the ability of a content provider, in that case a programmer, to leverage the popularity of its content to tilt the bargaining scale in its favor. Those same dynamics would apply on the Internet if Comcast or any other ISP tried to foreclose Netflix or any other popular Internet content provider, or otherwise to act as a bottleneck.  It is decidedly in Comcast’s interest to negotiate with Netflix to provide Netflix’s high-demand content to its broadband subscribers at optimal quality and as efficiently as possible.62

On the second issue of leveraging enormous traffic volumes to drive bargaining power in their favor, the research by Dr. Clark discussed above provides important insights. Many analysts and commentators have pointed out that large Internet edge providers are able to route their enormous traffic in ways to exert commercial pressure on ISPs.63 The research by Dr. Clark

61 Massachusetts Institute of Technology, Measuring Internet Congestion: A Preliminary Report (Jun. 18, 2014) at 2.  A summary of Dr. Clark’s research is attached to this Reply Comment as Appendix A and is also available at https://ipp.mit.edu/sites/default/files/documents/Congestion-handout-final.pdf.

62 See Hilary Lewis, Alex Ben Block, Time Warner Cable Loses 306,000 TV Subscribers Amid CBS Dispute, THE HOLLYWOOD REPORTER (Oct. 31, 2013, 6:17 AM), http://www.hollywoodreporter.com/news/time-wamer-cable-loses-306000-652131; see also Comments of Joint Academics and Experts at 5, In the Matter of Applications of Comcast Corp. and Time Warner Cable Inc. for Consent to Transfer of Licenses and Authorizations, MB Docket No. 14-57.

63 See Fred Campbell, Netflix Secretly Holds Subscribers Hostage to Gain Favorable FCC Internet Regulations, CENTER FOR BOUNDLESS INNOVATION IN TECHNOLOGY (Sept. 16, 2014), http://cbit.org/blog/2014/09/netflix-secretly-holds-subscribers-hostage-to-gain-favorable-fcc-lntemet-reguIations/.

further highlighted the ability of large edge content providers to both determine, as well as avoid (or exploit) congestion at a moment’s notice:

Congestion does not always arise overtime, but can come and go essentially overnight as a result of network reconfiguration and decisions by content providers as to how to route content.”64

This analysis shows that the proposed merger should not present any concerns regarding Comcast exploiting its bargaining power vis-à-vis Internet edge providers in a manner that would allow Comcast to foreclose or impede their access to its subscribers.

There is similarly no basis for government interference with the typical business disputes between powerful entities that have given rise to the complaints that animate these putative concerns, either. Given the enormous traffic volumes generated by large content providers like Netflix and Google, there is likely to be congestion absent edge provider/ISP collaboration to efficiently route that traffic. This means these entities will and should have a more direct relationship, and the demands of balancing and managing that traffic suggest no reason to think that such relationships should be settlement free . There is no reason to believe that the balance of bargaining power between the merged entity and major content providers will be tipped in favor of Comcast. If anything, current trends suggest continuing gains in bargaining power for major content providers.

Some commenters, like Netflix,65 have pointed to facts such as Comcast’s allocation of upload and download speeds as evidence of the unfairness of Comcast’s interconnection fee policy, but these arguments ignore how data is actually consumed . No rational consumer believes she is paying to use her maximum bandwidth allocations every minute of every day. In fact, it would be extremely difficult for any consumer to actually do so. Consumers know they are paying to send and receive data up to their plan’s maximum speeds on an intermittent basis. A consumer’s usage of the Internet will see actual upload and download speeds vary wildly depending on what the customer – and her neighbors – are doing. For surfing the web or checking email, a typical consumer is using very little of either her upload or download bandwidth allotments. If a consumer wishes to download a purchased movie or videogame, then she will likely be using her maximum download bandwidth for a short burst, and very little of her upload bandwidth . lf a consumer wishes to upload the photos she took on a recent vacation, then she will likely be using her maximum upload bandwidth and very little of her download bandwidth. Because consumers aren’t constantly using their maximum bandwidth allocations, Netflix’s argument that settlement free peering is impossible due to the way Comcast allocates its upload/download ratio is nonsensical.66 If a Comcast customer chooses to stream a Netflix movie at the highest offered quality, while also uploading thousands of vacation photos as fast as she can, then even with a 105/20 data plan her actual consumption ratio would be 25 mbps down/20 mbps up.67

64 Measuring Internet Congestion, supra note 61 at 2.

65 Petition to Deny of Netflix, Inc., In the Matter of Applications of Comcast Corp. and Time Warner Cable Inc. for Consent to Transfer of Licenses and Authorizations, MB Docket No. 14-57.

66 Id.

67 Internet Connection Speed Recommendations, Netflix Help Center, https://help.netflix.com/en/node/306. This assumes the customer is streaming Netflix’s Ultra HD quality at its recommended speed and uploading at the customer’s maximum upload bandwidth.

The fact that consumer bandwidth consumption habits vary both overtime and between consumers actually illustrates the fairness of the interconnection fee models that are available in the market. As an ISP, Comcast must make pricing and network infrastructure decisions based on how customers use their allotted bandwidth. Comcast may rationally choose to make settlement free peering arrangements with networks that have a data send versus receive ratio in line with their projections of normal customer usage. In effect Comcast is using this ratio as a proxy for a balance in contribution to network value. If a network sends unusually large amounts of data to Comcast’s network compared to the data it receives from Comcast, then it is also rational to allocate a price based on the inferred value that each party brings to the transaction. It has been estimated that Netflix’s customers account for 34% of total Internet traffic downloaded in North America during peak evening hours.68  Netflix has 35·7 million U.S. customers,69 while there are 94 million fixed Internet connections in the U.S.70

There is a procompetitive justification for Comcast allocating a price for direct connections, just like there is a price for transit access, based on the value that it and Netflix brings to the table. For the reasons outlined earlier, Comcast is constrained by the existence of alternative highly competitive delivery paths and the enormous demand for Netflix’s content. To derive anticompetitive motives or effects from these dynamics would betray economic logic.

Regardless of interconnection practices, there is nothing wrong with a two sided market for paying for data transmission through the last mile. Two sided markets occur when both the consumer and another party pay for a consumers access to a product. There are many examples of two sided markets that consumers are accustomed to and probably value. When a consumer buys a magazine, he is likely paying a low price for the magazine because the magazine contains advertising targeted at the consumer. Likewise, when a consumer pays for cable he is paying a lower rate due to the commercials displayed. Examples of two sided markets are even found among OVDs. Hulu customers pay a lower subscription rate for television content because of the commercials Hulu displays. Extreme changes in Internet consumption due to new online services may necessitate a two sided market in order to more fairly allocate costs to those services and the consumers of that service.

Two sided markets can actually benefit consumers in two ways. First, consumers that are not changing their data consumption habits should not have to pay to subsidize consumers that are. If data consumption increases due to a new service then charging that service for the increase in traffic is an efficient and fair way of allocating costs to only the individuals that use that service. Second, charging the company providing the service is more favorable than the consumer because companies are generally in a better negotiation position than individual consumers. This is because while each consumer only represents one Internet subscription, a company’s business can equal the value of many customers. This increased negotiating power should lower the overall cost of consuming the services data.

Ill.           Conclusion

The implication that this merger is aimed at, or will have the effect of, increasing Comcast’s power to control prices in the cable and broadband markets is unsupported. Not only does the merger confer clear, market-specific and procompetitive benefits on the merging companies, criticisms of

68 Rex Crum, Netflix claims even more peak Internet traffic, MARKETWATCH (May 14, 2014), available at http://www.marketwatch.com/story/netflix-claims-even-more-peak-lntemet-traffic-2014-05-14.

69 Id.

70 Internet Access Services: Status as of June 30, 2013, supra note 36, at 11.

the merger and its likely effects are insufficiently grounded in the economic realities of the rapidly changing markets in which the companies operate.

The various concerns, both general and specific, raised by some commenters in this proceeding lack sufficient factual and theoretical basis to support a conclusion that conditioning or thwarting the proposed merger would be in the public interest. As we have discussed, many of these critiques are rooted in assumptions derived from outdated economics that equate increasing firm size with anticompetitive harm. Lnstead, and in particular in these markets, increasing size is more likely a condition of survival and sustained success rather than an indication of market power.

The complicated dynamics of the video distribution and broadband markets preclude the legitimate application of simple precepts: Erstwhile competitors like Comcast and Netflix are not simply rivals, but also complements; seller power exerts an enormous constraint on distributors’ conduct; consumer demand is constantly shifting and altering underlying relationships among firms; multiple distribution and interconnection paths deter foreclosure and preclude distribution bottlenecks; etc. Not surprisingly, past history suggests that efforts by regulators to predict and shape industry evolution in these markets is severely limited. Nothing has changed in that regard, and we urge the Commission to act with restraint here.

Before the

FEDERAL COMMUNICATIONS COMMISSION

Washington, D.C. 20554

In the Matter of Applications of Comcast Corp. and Time Warner Cable, Inc For Consent to Assign or Transfer Control of Licenses and Authorizations .	) ) ) ) ) ) ) ) )	MB Docket No. 14-57

Reply Comments of
Douglas Holtz-Eakin and Will Rinehart1

Introduction

As noted previously, the Comcast-Time Warner Cable (TWC) deal is clearly in the public interest and should be allowed.2  Since the initial filing, however, relationships between Comcast and content creators in both TV and broadband have been outlined as areas of concern. Yet, this merger is unlikely to substantially alter those relationships or increase the cable company’s power to the detriment of consumers.

Dynamism continues to inject competition in the TV and broadband markets, impelling actors in both spaces to expand service and offerings. Multichannel video programming distributors (MVPDs) like Comcast continue to negotiate with broadcasters and programmers like ESPN to offer diversified content, even though these costs are rising at a precipitous rate.3 Meanwhile, private investments in cable, VDSL, fiber and wireless technologies have put upward pressure on broadband speeds.4 In turn, high quality video, which was previously found through cable, telco and satellite companies, can now be sent through wired and wireless broadband connections, further pressing infrastructure providers to upgrade.

1 Douglas Holtz-Eakin is President of the American Action Forum and Will Rinehart is Director of Technology and Innovation Policy at the American Action Forum.

2 Douglas Holtz-Eakin & Will Rinehart, Comments to FCC on the Comcast-Time Warner Cable Merger, http://americanactionfonun.org/comments-for-the-record/comments-to-fcc-on-the-comcast-time-wamer-cablemerger.

3 Georg Szalai, Why TV Programming Costs Are Growing (Analysis). http://www.hollywoodreporter.com/news/why-tv-programrning-costs-are-661 360.

4 Richard Bennett, Luke A. Stewart and Robert D. Atkinson, The Whole Picture: Where America’s Broadband Networks Really Stand, http://www.itif.org/publications/whole-picture-where-america-s-broadband-networks-really-stand.

Understanding competition in these dynamic markets has assumed its rightful place as a top priority for both antitrust regulators and scholars, and is the central subject of this submission. Thus, it is important in this final round of comments to understand more fully the two most important relationships in this deal: one present with TV content creators and the other with Internet content creators. Ultimately, the merger won’t substantially alter the relationship for either of the content providers or erect barriers to entry for the markets.

TV Programming - Upstream Content Programmers and Downstream Content Distributors

The TV business continues to be defined by high quality content. On average, a single Game of Thrones episode will cost $6 million to make, two to three times higher than a typical network or cable show costs.5  Meanwhile, sports have become big business. ESPN gets nearly $6 billion in fees from cable providers by producing 35,000 hours of television, which amounts to half of all athletic televised events.6  The results of these changes are hardly surprising. In the last five years, the top three cable operators (Comcast, TWC, and Charter) have seen programming costs per subscriber increase 54 percent.7

The high stakes between content owners and distributors has given rise to a unique bargaining arrangement. Content, not infrastructure is ultimately desired by consumers, but the distributors who own the infrastructure have the direct relationship with consumers. Although still rare, programmers can withdraw their content if negotiations breakdown, resulting in losses for MVPDs as consumers find the desired content elsewhere.

Time Warner Cable, for example, saw how bruising a programming dispute can be when they negotiated with CBS this time last year.8  During the renegotiation, CBS asked for an increase in the fees from Time Warner Cable. When the cable company balked, CBS pulled its content from Time Warner Cable’s TV and Internet networks. The result was a record loss of nearly 306,000 subscribers in the preceding quarter, tallying up to nearly 3 percent loss of their entire base.9  The ISP could have suffered worse losses had it not increased spending on marketing, nor does the subscriber loss take into account the $15 million in credits issued to Showtime subscribers who lost service during the blackout.10  Consumers ultimately held TWC responsible for the breakdowns in dealings. It further demonstrated that programmers have a powerful bargaining

5 Elena Sheppard, Here’s How Much It Costs to Make a ‘Game of Thrones’ Episode, http://mic.com/articles/87169/here-s-how-much-it-costs-to-make-a-game-of-thrones-episode.

6 Richard Sandomir, James Andrew Miller, and Steve Eder, To Protect Its Empire, ESPN Stays on Offense, http://www.nytimes.com/2013/08/27/sports/ncaafootballlto-defend-its-empire-espn-stays-on-offensive.html?pagewanted=all&_r=0.

7 Tony Lenoir, Cost of Programming Jumps 54% in 5 years, http://www.snl.com/InteractiveX/article.aspx?BeginDate=08/28/2013&ID=24720103&KPLT=2.

8 Brendan Sasso, Rep. McDermott ‘deeply troubled’ by CBS blocking online content, http:///thehill.com/policy/technology/316065-rep-mcdermott-deeply-troubled-by-cbs-blocking-online-content.

9 Jacob Kastrenakes, Time Warner Cable lost record 306,000 subscribers amid CBS blackout, http://www.theverge.com/2013/10/31/5050698/time-wamer-cable-q3-2013-financial-eamings-cbs-blackout-subscriber-loss.

10 Maggie McGrath, Feud With CBS Hit Time Warner Cable Profit And Subscribers, http:///www.forbes.com/sites/maggiemcgrath/20 3/10/31/feud-with-cbs-hit-time-warner-cable-profit-andsubscribers/.

position in these deals and that consumers do readily switch providers. In the future, Comcast will still be constrained in programming negotiations by this dynamic.

Worries about the potential power of TV operators propelled the Federal Communication Commission (FCC) to place a cap limiting MVPDs to a 30 percent market share threshold. Courts struck down the law in 2009, largely because the agency “failed to demonstrate that allowing a cable operator to serve more than 30 percent of all cable subscribers would threaten to reduce either competition or diversity in programming.”11 Even still, after this deal Comcast would sit below this threshold after divestitures.12  Moreover, they will still be subject to the myriad program carriage rules that were created to deal with programming issues.

At the same time, diversity of programming will continue to be robust. From 2006 to 2014, the total cable channels available to consumers increased from 565 to approximately 900, an increase of about 59 percent.13  As the FCC noted, expanded basic service has grown nearly 5.9 percent over an 18 year period, with the price per channel declining by 0.3 percent annually. Contrast this to the general inflation rate which grew annually at 2.4 percent over the 18 years.14 The expansion of service bas corresponded to a large drop in the collective power of cable companies, which have stake in just 15 percent of the video content.15 Even while some condemned Comcast’s acquisition of NBC Universal as the end of programming diversity, there was no guarantee of future performance.  In a recent stockholder meeting, Comcast’ s Roberts lamented that the programming unit had yet to create a “breakout” hit, hinting at just how difficult it is to create desired content.16

HBO has been one such draw for consumers, which has been a boon for Time Warner. However, consumers have been pressuring the company to do better with their online service, HBO Go. Many have been clamoring for a standalone service to rival Netflix, but the costs are likely to be substantial. The new world we are entering is being driven by content, and all of the players are trying new business models and looking to the Internet as another means to compete.

11 John Eggerton, Court Throws Out FCC’s Cable Subscriber Cap, http://www.broadcastingcable.com/news/washington/court-throws-out-fccs-cable-subscriber-cap/56420.

12 Alina Selyukh and Liana B. Baker, Comcast defends Time Warner Cable deal as U.S. review kicks off, http://www.reuters.com/article/2014/04/08/us-comcast-timewarnercable-fcc-idUSBREA3717820140408.

13 National Cable & Telecommunications Association, Industry Data, https://www.ncta.com/industry-data. See also, Geoffrey Manne, The Future of Video Marketplace Regulation, http://democrats.energycommerce.house.gov/sites/default/files/documents/Testimony-Manne-CT-Satellite-TV-Law-2013-6-12.pdf.

14 Federal Communications Commission, In the Matter of Implementation of Section 3 of the Cable Television Consumer Protection and Competition Act of 1992 Statistical Report on Average Rates for Basic Service, Cable Programming Service, and Equipment Report on Cable Industry Prices, https://apps.fcc.gov/edocs_public/attachmatch/DA-13-1319A1.pdf.

15 Manne.

16 Clark Schultz, Heard During Comcast’s Media Event Presentation, http://seekingalpha.com/news/1985745-heard-during-comcasts-media-event-presentation.

Broadband - Bargaining Power Between Comcast and Internet Content Providers

On the Internet, the relationship between content providers and the Internet service providers (ISPs) has become a heated policy conversation. as evidenced by the 3.7 million comments filed in the network neutrality proceeding.17  Even though some have made connections between the ongoing policies concerned with this deal, this merger will not change the barriers to entry for new Internet creators or negatively impact the current relationship between Internet content providers and Comcast. Even after the transaction, the competitive market for content delivery which includes thousands of providers will continue to offer the four basic kinds of service (transit, content delivery networks or CDNs, settlement free peering, and direct connection), affording content creators ample means into the ISP’s network, and thus ultimately nullifying Comcast’s power over these companies.

Understanding this requires some knowledge of the development of both the Internet and large Internet firms.

At its commercial genesis in 1995, Internet traffic was broadly distributed across countless players. But maturation in the market, driven by demand for video content, largely reconfigured traffic distributions beginning in the late 2000s.  Global traffic increased more than fivefold in the past 5 years, and is expected to grow at 21 percent per year from 2013 to 2018.18 In 2009, half of all Internet traffic originated in less than 150 large content and content distribution companies. In just five years that number was cut down to just 30 companies.19  Netflix alone contributes at least 34 percent of peak Internet traffic in the United States, even though this number could be as high as 45 percent.20 These new traffic patterns have come in tandem with significant changes in the agreements between content creators and those that deliver the content. These interconnection deals, as they are known, have proliferated in complexity and helped to spur investment at the critical junctures of the Internet. Because market players have come to the table to negotiate without government interference or heavy handed regulatory burdens, widespread congestion has been avoided.

Interconnection deals have adapted as companies have sent over more traffic, leading to a typical progression, which most large Internet companies have followed. First, a company usually leases data services from other providers through an arrangement called transit. Even from the beginning, an Internet-based company pays for transportation of their content through various deals, which is a continual cost of running a content business. Yet, this is a very low cost, even

17 Jacob Kastrenakes, FCC Received a Total of 3.7 Comments on Net Neutrality, http://www.theverge.com/2014/9/16/6257887/fcc-net-neutrality-3-7-million-comments-made.

18 Cisco, Cisco Visual Networking Index: Forecast and Methodology, 2013-2018, http://www.cisco.com/c/en/us/solutions/collateral/service-provider/ip-ngn-ip-next-generation-network/white_paper_c11-481360.html.

19 Craig Labowitz, Statement Before the House Judiciary Committee Subcommittee on Regulatory Reform, Commercial and Antitrust Law Hearing on “Competition in the Video and Broadband Market: the Proposed Merger of Comcast and Time Warner Cable”, http://judiciary.house.gov/_cache/files/d76b57df-eece-4ed2-ade3-e3c6b3a91fbe/labovitz-testimony.pdf.

20 See Sandvine, Global Internet Phenomena Report, https://www.sandvine.com/downloads/general/global-intemet-phenomena/2014/1h-2014-global-intemet-phenomena-report.pdf. & Dan Rayburn, Apple iOS 8 Traffic Already 50% Higher Than Regular Traffic Inside ISP Networks, http://blog.streamingmedia.com/2014/09/apple-ios-8-traffic.html.

for the largest of content providers like Netflix.21  Due to abundant competition and thousands of competitors, prices in this market have declined by 99.94 percent on a price per Mbps basis from 1998 to today.22  More importantly, Comcast, like the other ISPs, have thousands of deals in place with these transit providers.23  As consumer demand advances for a site, a firm will typically move to more advanced distribution platforms called a content delivery network (CDN), which places copies of the content near consumers in computer servers.24 Again, there are countless providers of CDN service, which content companies can access.25 The 40 major settlement-free peering partners like AT&T, Cogent, and Verizon all offer content delivery, affording yet another option for content creators.26  Thus, there is ample choice and competition at every level of service for content companies to gain entry into Comcast’s network, which will not change with the merger.

The interconnection deal between Comcast and Netflix over its massive data demands are often cited as evidence of market power for the ISP, but a comprehensive view of available data suggest otherwise. As one would expect, Netflix has been looking for a variety of methods to lower its interconnection costs because of its size. As industry watchers have noted, the video company likely got a better deal by directly connecting with Comcast.27 Most also believe the deal is on the same terms as those that Comcast has with other partners that directly connect.28 Even on the face of it, the con toms of the deal do not suggest bargaining power on the side of Comcast.

Research from David Clark, a leading engineer of the Internet and scientist at the MIT Information Policy Project, found that during the bargaining between Netflix and Comcast there were no widespread congestion problems.29 As is typical of well managed networks, congestion would pop up during periods of high demand only to be ameliorated hours later through normal business

21 Fred Campbell, Netflix Admits Interconnection Costs So Small They Don’t Harm Consumers, http://cbit.org/blog/2014/06/netflix-admits-interconnection-costs-so-small-they-dont-harm-consumers/

22 DrPeering Intemational, Internet Transit Prices- Historical and Projected, http://drpeering.net/whitepapers/Intemet-Transit-Pricing-Historical-And-Projected.php.

23 David L. Cohen and Robert D. Marcus, Joint Written Statement to the Regulatory Reform, Commercial and Antitrust Law Subcomittee of the U.S. House of Representatives Judiciary Committee Oversight Hearing “Competition in the Video and Broadband Market: the Proposed Merger of Comcast and Time Warner Cable”, http://www.cmcsa.com/secfiling.cfm?filingID=950103-14-3375.

24 Craig Labovitz, The Battle of The Hyper Giants (Part I), http://www.forbes.com/sites/velocity/2010/04/27/the-battle- of-the-hyper-giants-part-i/.

25 Cohen and Marcus.

26 Id.

27 Dan Raybtun, Here‘s How The Comcast and Netflix Deal Is Structured, With Data & Numbers, http://blog.strearningmedia.com/2014/02/heres-comcast-netflix-deal-structured-numbers.html.

28 Dan Rayburn, Inside The Netflix/Comcast Deal and What The Media Is Getting Is Very Wrong, http://blog.streamingmedia.com/2014/02/media-botching-coverage-netflix-comcast-deal-getting-basics-wrong.html.

29 David Clark and kc claffy, Measuring Internet congestion: A preliminary report, https://ipp.mit.edu/sites/default/files/documents/Congestion-handout-final.pdf.

negotiations.30 The implication is that occasional congestion involving large Internet content providers is not a sign of power on the part of an ISP, but is rather a typical operation indicating the growing pains of a company with massive content demands searching for the lowest costs.

Clark also found that “congestion does not always arise over time, but can come and go essentially overnight as a result of network reconfiguration and decisions by content providers as to how to route content.”31 Netflix is akin to CBS in its bargaining position. Because Netflix has highly sought after content, nearly 30 percent of peak traffic is dedicated to its delivery, and as Clark notes, it has discretion in determining the route of traffic in a network.32  Combined, the content provider has substantial bargaining power in negotiations that limits Comcast’s bargaining position.

Indeed, free bargaining between content and conduit peers has been a hallmark of the Internet’s development, contributing mightily to its rapid growth. Investment reached those connections that consumers chose making widespread congestion nearly nonexistent.33 The usage patterns of the United States and Europe help to explain it more fully. U.S. households receive nearly double the broadband investment dollars as those in Europe, but they also consume nearly double the amount of data.34 The reason is Netflix and other video streaming services, since Americans spend a significantly higher amount of time streaming video over the net.35 As traffic volumes grow from video demand, companies like Netflix will see:: their bargaining power continue to increase. Competition, which is sure to continue, will thus keep a Comcast merger in check.

Comcast has a further incentive to keep the pipe flowing for not just Netflix, but also for Hulu. YouTube and increasingly a service called Twitch. Amazon just bought the site, which streams video games for viewers for just shy of $1 billion.36 The site sits just ahead of Hulu but a couple of percentage points behind Apple as the top streamer on the net.37 Though it has hardly been mentioned in comments, its meteoric rise reinforces just how easy entry is in the content market. In total, the multiplicity of arrangements and competition for entry points into the Comcast’s network severely hampers their power over both large and small content providers.

From the outside, interconnection seems messy, but it continues to benefit all the parties involved because of free contracting.  Transaction economists who study these relationships tend to be sanguine about the recent deals.38 There is no reason to believe that problems exist in this space,

30 Id.

31 Id.

32 Id.

33 Id.

34 Sandvine.

35 Id.

36 Bret Swanson, Amazon, Twitch, And The Title II Threat To Web Video, http://www.forbes.com/sites/bretswanson/2014/09/05/amazon-twitch-and-the-title-ii-threat-to-web-video/.

37 Id.

38 Tyler Cowen, Should we worry that Netflix is buying transit rights from Comcast?, http:///marginalrevolution.com/marginalrevolution/2014/02/should-we-worry-that-netflix-is-buying-transit-rights-from-comcast.html.

as former FCC Commissioner Julius Genachowski suggested when he declined to include it for the broader network neutrality proceeding. Yet, if there is to be any action taken on this topic, it should be done via the normal FCC procedures and not via merger conditions. As countless economists and analysts have expressed over the years, there are vast challenges in regulating these complex settlements mechanisms, of which the Commission should be well aware.

Conclusion

The dynamic competitive elements in both the video programming and Internet content spaces won’t change with a merged Comcast, as the transaction will likely not increase bargaining power in either of these two markets. Nor will the new company be able to erect barriers to entry for either market. Given these likelihoods, robust competition in these two markets is likely to continue, further supporting our previous comments.

Chairman Tom Wheeler
Commissioner Mignon Clyburn
Commissioner Jessica Rosenworcel
Commissioner Ajit Pai
Commissioner Michael O'Rielly
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman and Commissioners:

As the General Manager of Lionlike LLC in Richmond, VA, I would like to express my support for the proposed transaction between Comcast and Time Warner Cable.

Founded in 2004, Lionlike LLC is an established, veteran-owned small business specializing in providing customized technology solutions to businesses, educational institutions, healthcare organizations and individuals. With over 50+ years of combined experience in diverse fields, we pride ourselves on providing high quality broadband services to local businesses, offering support that is both fast and reliable.

Lionlike has been a Comcast customer since June 2013, purchasing 200 Mbps Metro Ethernet service over fiber, and then distributing a high-speed broadband service by providing broadband circuits to residential and/or commercial customers, with a particular focus on low-income areas.

Lionlike benefits significantly from working with a provider like Comcast that can support wide area broadband service, as opposed to the less efficient option of working with multiple providers to serve the same communities. Also, because Lionlike has prospective clients in Comcast and in TWC territories, the merger's expansion of the Comcast footprint will help our business by providing seamless service and logistical savings over an even larger region. Hence, the Comcast-TWC merger will provide a boost to Lionlike and other small local technology businesses seeking to realize economies of scale by serving multiple locations over a wider geographic platform.

Lionlike therefore urges the FCC to approve the Comcast-Time Warner Cable transaction without delay. Thank you for your consideration of this submission.

/s/ David C. Hitt

David C. Hitt
General Manager, Lionlike, LLC.

October 1, 2014

Tom Wheeler, Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

Re: Applications of Comcast Corp. and Time Warner Cable Inc. for Consent to Transfer Control of Licenses and Authorizations, MB Docket No. 14-57

Dear Chairman Wheeler:

My name is Terri Reilly and I am the President of EchoPoint Media, a media planning and buying agency with $20M in annual billings. EchoPoint Media is a division of Young & Laramore, an Indianapolis-based agency. I'm writing to express EchoPoint Media's support of the proposed merger of Comcast and Time Warner Cable.

I have been in the advertising industry, and in the Indianapolis community, for many years. I have witnessed the many changes in the local media and advertising landscape over this time. There are an increasing number of media outlets through which to reach consumers, from billboards and other outdoors platforms, to broadcast and cable television, to radio and newspaper, and – increasingly online. We at EchoPoint are increasingly challenged to maximize ROI of the budgets that our clients place with us for use in this highly competitive marketplace.

One of the smaller but very effective platforms that we utilize for media buying is local spot cable television advertising. Spot cable enables our local advertising clients to reach consumers on a more targeted basis than local broadcast stations. We have long partnered with Comcast Spotlight for efficient spot cable buys. Among other things, Comcast Spotlight has been an industry leader in enabling addressable advertising in the local market. Addressable advertising enables advertisers to reach specific households within a geo-targeted zone, based upon demographic segmentation. This is much more effective than the more traditional means of zip code targeting.

Once Comcast acquires the Time Warner Cable systems, the combined company will have the resources and capital - and the footprint - to offer enhanced addressable advertising capabilities across its entire expanded footprint, which will improve the ROI for our clients' spend, and bring the kind of discrete targeting to the cable market that already exists via digital media channels. In addition, the local spot cable buying process overall will become more efficient and effective, as Comcast Spotlight will have a greater number of households to develop marketing research and other data that improve audience targeting.

For these reasons, EchoPoint Media fully supports the transaction. Please contact me with questions.

Best,

/s/ Terry Reilly

Terry Reilly
President, EchoPoint Media

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, including Amendments No. 1, 2, 3, 4, 5 and 6 thereto, containing a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast.  The registration statement was declared effective by the SEC on September 5, 2014, and Comcast and Time Warner Cable commenced mailing the definitive joint proxy statement/prospectus to shareholders of Comcast and Time Warner Cable on or about September 9, 2014.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable are available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

In addition, in connection with the proposed transaction between Comcast and Charter Communications, Inc. (“Charter”), Charter will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014, and its Current Report on Form 8-K, which was filed with the SEC on June 13, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014, and its Current Report on Form 8-K, which was filed with the SEC on July 1, 2014.  Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K, which was filed with the SEC on May 9, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.